Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

By and Among

THE WESTERN UNION COMPANY,

IVEY MERGER SUB, INC.

and

INTERNATIONAL MONEY EXPRESS, INC.

Dated as of August 10, 2025

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(continued)

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(continued)

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(continued)

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Exhibits

Exhibit A	Certificate of Incorporation of the Surviving Corporation	A-1

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This AGREEMENT AND PLAN OF MERGER, dated as of August 10, 2025 (this “Agreement”), is by and among The Western Union Company, a Delaware corporation (“Parent”), Ivey Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and International Money Express, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.16.

WHEREAS, the parties hereto intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, and pursuant to the Merger each share of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (i) Canceled Shares and (ii) Appraisal Shares, which shall be treated in accordance with Section 2.06) will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company established a Strategic Alternatives Committee of the Board of Directors of the Company consisting of independent and disinterested directors (the “Strategic Alternatives Committee”) to, among other things, (i) investigate, negotiate, review, evaluate and consider this Agreement and the Merger, (ii) recommend to the Board of Directors of the Company whether to engage in the Merger and (iii) make any other recommendations to the Board of Directors of the Company concerning the Merger that the Strategic Alternatives Committee deems appropriate;

WHEREAS, the Strategic Alternatives Committee, at a meeting duly called and held, has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the Merger and (ii) recommended that the Board of Directors of the Company (A) approve this Agreement and the consummation of the Merger and (B) recommend adoption and approval of this Agreement and the Merger to the stockholders of the Company (this clause (ii), the “Strategic Alternatives Committee Recommendation”);

WHEREAS, the Board of Directors of the Company, at a meeting duly called and held, acting upon the Strategic Alternatives Committee Recommendation, has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the Merger, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Merger, (iii) adopted resolutions recommending that the stockholders of the Company entitled to vote adopt this Agreement (this clause (iii), the “Company Board Recommendation”) and (iv) directed that this Agreement and the Merger be submitted to the stockholders of the Company entitled to vote thereon for adoption;

WHEREAS, the Board of Directors of Parent has (i) duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions and (ii) declared this Agreement advisable;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and the sole stockholder of Merger Sub, and declared it advisable, that Merger Sub enter into this Agreement and consummate the Transactions, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Transactions and (iii) directed that this Agreement and the Transactions be submitted to the sole stockholder of Merger Sub for adoption;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will approve and adopt this Agreement and the consummation by Merger Sub of the Transactions by written consent in accordance with the DGCL immediately following the execution of this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the fifth (5th) Business Day following the satisfaction or waiver in writing by the party or parties entitled to the benefits thereof (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver in writing by the party or parties entitled to the benefits thereof (to the extent such waiver is permitted by applicable Law) at the Closing), remotely by exchange of documents and signatures (or their electronic counterparts); provided, that Parent may, at its sole discretion, elect, upon written notice to the Company, to have the Closing occur on the third (3rd) Business Day following the satisfaction or waiver by the party or parties entitled to the benefits thereof (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver in writing by the party or parties entitled to the benefits thereof (to the extent such waiver is permitted by applicable Law) at the Closing), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is herein referred to as the “Closing Date”.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, concurrently with the Closing, the Company shall cause a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Secretary of State of Delaware”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of Delaware or at such later time as is agreed to by the parties hereto in writing prior to the filing of the Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects provided in this Agreement and in the applicable provisions, including Section 259, of the DGCL.

SECTION 1.05. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub, the certificate of incorporation of the Company (the “Company Certificate of Incorporation”) as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Law (and subject to Section 5.06).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub, the bylaws of the Company (the “Company Bylaws”) as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as the bylaws of Merger Sub, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, and as so amended and restated shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable Law (and subject to Section 5.06).

SECTION 1.06. Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation, retirement, disqualification or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or applicable Law.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly appointed and qualified or their earlier death, resignation, retirement, disqualification or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or applicable Law.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates;
Equity-Based Awards

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub as of immediately prior to the Effective Time shall be converted automatically into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancelation of Certain Shares. All shares of Company Common Stock that are (i) owned by the Company (including as treasury stock) or (ii) held by Parent or Merger Sub, in each case immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor (collectively, the “Canceled Shares”).

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock as of immediately prior to the Effective Time (other than (i) the Canceled Shares and (ii) Appraisal Shares, which shall be treated in accordance with Section 2.06) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $16.00 per share, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such share of Company Common Stock (each, a “Share Certificate”) or of non-certificated shares of Company Common Stock held in direct registry form (each, a “Book-Entry Share”) (other than Share Certificates or Book-Entry Shares representing (A) Canceled Shares and (B) Appraisal Shares, which shall be treated in accordance with Section 2.06) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor.

SECTION 2.02. Exchange Matters.

(a) Paying Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company and Parent. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration, other than any amounts payable in respect of each Company Equity-Based Award in accordance with Section 2.04 (such cash, being hereinafter referred to as the “Exchange Fund”). Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent if and as directed by Parent in (i) short-term direct obligations of the United States of America (“U.S.”), (ii) short-term obligations for which the full faith and credit of the U.S. is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.

(b) Payment Procedures.

(i) As promptly as practicable after the Effective Time (but in no event more than three Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of a Share Certificate (other than a Share Certificate representing (A) Canceled Shares or (B) Appraisal Shares, which shall be treated in accordance with Section 2.06) (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Share Certificate shall pass, only upon delivery of such Share Certificate (or affidavits in lieu thereof in accordance with Section 2.02(d)) to the Paying Agent), which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date, and (y) instructions for use in effecting the surrender of such Share Certificate to the Paying Agent in exchange for payment of the Merger Consideration as provided in Section 2.01(c).

(ii) Upon delivery of a letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), and surrender to the Paying Agent of Share Certificates (or affidavits in lieu thereof in accordance with Section 2.02(d)), as contemplated in subsection (i) of this Section 2.02(b), Parent and the Surviving Corporation shall instruct the Paying Agent to, as promptly as practicable, pay and deliver to the holder of such Share Certificate the aggregate Merger Consideration that such holder has the right to receive pursuant to this Agreement (in each case, with respect to the shares of Company Common Stock formerly represented by such Share Certificate), and the Share Certificates so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.02, each Share Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II. No interest shall be paid or accrue on any cash payable pursuant to this Section 2.02.

(iii) (A) The Persons who were, at the Effective Time, holders of Book-Entry Shares (other than (i) Canceled Shares or (ii) Appraisal Shares, which shall be treated in accordance with Section 2.06) shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent or to take any other action to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(c); provided, that such Persons may be required to comply with procedures as may customarily be required by the Paying Agent for holders of Book-Entry Shares. (B) With respect to shares of Company Common Stock held, directly or indirectly, through the Depository Trust Company (“DTC”), Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, the aggregate Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to Section 2.01(c).

(iv) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Share Certificate is registered, Parent may cause the Paying Agent to pay the Merger Consideration to such Person only if such Share Certificate (if applicable) is properly endorsed and otherwise in proper form for transfer and is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Paying

Agent that any applicable stock transfer or similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the Person in whose name the surrendered Share Certificate is registered have been paid or are not applicable. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer records of the Company.

(c) Transfer Books; No Further Ownership Rights. The Merger Consideration paid in respect of shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Share Certificates or Book-Entry Shares, and at the Effective Time, the transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Share Certificates or Book-Entry Shares are presented to Parent, the Surviving Corporation or the Paying Agent, for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against Parent with respect to such Share Certificate, the Paying Agent (or, after dissolution of the Exchange Fund, Parent) will pay, in exchange for such lost, stolen or destroyed Share Certificate, the applicable aggregate Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Share Certificate, as contemplated by this Article II.

(e) Termination of Exchange Fund. At any time following the first (1st) anniversary of the Closing Date, Parent and the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Share Certificates or Book-Entry Shares, and thereafter such holders who have not theretofore complied with this Article II shall be entitled to look only to Parent and the Surviving Corporation, as applicable, for, and Parent and the Surviving Corporation shall remain liable for, payment of such holders’ claims for the Merger Consideration pursuant to the provisions of this Article II. Subject to Section 2.02(f), any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for any Merger Consideration or portion of the Exchange Fund properly delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(g) Withholding. Each of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent and their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Any amounts so deducted or withheld shall be paid over to the relevant Governmental Authority.

SECTION 2.03. Treatment of Equity-Based Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Company Equity Plans and Company ESPP) shall adopt such resolutions and take such other actions as may be required to provide for the following:

(a) each Company Option, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be canceled, effective as of the Effective Time, and, in exchange therefor, the holder thereof shall be entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest, equal to the product, rounded down to the nearest cent, of (i) the number of shares of Company Common Stock then-remaining subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option. For the avoidance of doubt, each Company Option outstanding as of the Effective Time with an exercise price equal to or in excess of the Merger Consideration shall be canceled without any payment being made in respect thereof;

(b) each Company RSU that is outstanding (whether unvested or vested but unpaid) as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be canceled, as of the Effective Time, and, in exchange therefor, the holder thereof shall be entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration;

(c) each Company PSU that is outstanding (whether unvested or vested but unpaid) as of immediately prior to the Effective Time (each, an “Effective Time Company PSU”) shall, automatically and without any action on the part of the holder thereof, be canceled, effective as of the Effective Time, and, in exchange therefor, the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest, equal to the product, rounded to the nearest cent, obtained by multiplying (i) the applicable Company PSU Shares, and (ii) the Merger Consideration;

(d) each Company PSU that (i) is outstanding on the date hereof and no longer outstanding as of immediately prior to the Effective Time, and (ii) was granted to an individual who remains employed with the Company as of immediately prior to the Effective Time (each, a “Former Company PSU”) shall be deemed outstanding as of immediately prior to and deemed canceled effective as of the Effective Time, and, in exchange therefor, the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest, equal to the product, rounded to the nearest cent, obtained by multiplying (x) the applicable Company PSU Shares and (y) the Merger Consideration; provided, however, that for purposes of this Section 2.03(d), the number of Company PSU Shares applicable to a Former Company PSU shall be reduced by the number of shares of Company Common Stock issued in respect such Former Company PSU in accordance with its terms; and provided further that this Section 2.03(d) shall not apply to any Former Company PSUs of each holder thereof who is granted Company PSUs in 2026;

(e) each Company Restricted Share that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, as of the Effective Time, be canceled and, in exchange therefor, the holder thereof shall be entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Company Restricted Share immediately prior to the Effective Time and (ii) the Merger Consideration; and

(f) no Offering Period (as defined in the Company ESPP) under the Company ESPP shall commence on or following the date hereof and the Company ESPP shall be terminated on or prior to the Closing Date.

For the sake of clarity, any calculations with respect to the Merger Consideration to be paid to holders of Company Equity-Based Awards pursuant to this Section

2.03 shall be determined prior to any applicable income or employment tax withholding obligations.

In response to written notice from Parent delivered not less than ten (10) Business Days prior to the Effective Time, at or prior to the Effective Time, the Board of Directors of the Company shall adopt any resolutions and take all steps necessary to (x) cause the Company Equity Plans to terminate at or prior to the Effective Time, and (y) ensure that from and after the Effective Time, neither Parent, the Surviving Corporation nor any of their respective successors or Affiliates will be required to deliver shares of common stock or other capital stock of Parent or the Surviving Corporation to any Person pursuant to or in settlement of the Company Equity-Based Awards pursuant thereto.

SECTION 2.04. Payments with Respect to Equity-Based Awards. Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to this Article II in respect of each Company Equity-Based Award with respect to which the Surviving Corporation or any of its Subsidiaries has a Tax withholding obligation shall be paid as promptly as reasonably practicable after the Effective Time, but in no event later than five (5) Business Days following the Effective Time, by the Surviving Corporation or any of its Subsidiaries through their payroll systems, less applicable Tax withholdings, to the holders of the Company Equity-Based Awards; provided, however, that to the extent any such payment of the Merger Consideration with respect to a Company Equity-Based Award would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code and the Surviving Corporation shall provide prompt written notice thereof to each affected holder of such Company Equity-Based Award.

SECTION 2.05. Adjustments. If between the date hereof and the Effective Time, any change in the outstanding shares of Company Common Stock, or securities exchangeable into or exercisable for shares of Company Common Stock, shall occur as a result of any stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other number or amount contained herein which is based upon the price or the number or fraction of shares of Company Common Stock shall be appropriately adjusted to reflect such stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change; provided, however, that (a) in no event shall the aggregate amount payable by Parent pursuant to Section 2.01 after giving effect to any such event exceed the amount that would have been payable pursuant to Section 2.01 had such event not occurred and (b) nothing in this Section 2.05 shall permit the Company to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.

SECTION 2.06. Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL (whether occurring before, at or after the Effective Time), then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock and Parent shall have the right to participate in and, after the Effective Time, direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle (or offer to settle), any such demands, or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or notices.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information, item or matter also qualifies or applies to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company and publicly available prior to the date that is one (1) Business Day prior to the execution of this Agreement (the “Company Filed SEC Documents”), other than any risk factor disclosure (other than any statements of fact or other statements that are not forward looking and cautionary in nature) in any such Company Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Company Filed SEC Documents; provided, however, that any such disclosures in such Company Filed SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the content of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Company Filed SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.02:

SECTION 3.01. Organization; Standing; Subsidiaries.

(a) The Company is a corporation duly organized and validly existing under the Laws of the State of Delaware, is in good standing with the Secretary of State of Delaware and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company Charter Documents and any certificate of formation, bylaws or equivalent organizational or governing documents of any Subsidiaries of the Company, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions thereof in any material respect.

(b) All of the Company’s Subsidiaries and their respective jurisdictions of formation are set forth on Section 3.01(b) of the Company Disclosure Letter. Except for the Equity Interests of its Subsidiaries, the Company does not own, directly or indirectly, any Equity Interests in any Person, or any interest convertible into, exercisable or exchangeable for any such Equity Interest. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation (where such concept is recognized under applicable Law) and has all corporate or organizational powers required to carry on its business as now conducted. Each of the Company’s Subsidiaries is duly licensed or qualified and in good standing as a foreign corporation or limited liability company, as applicable, in each jurisdiction where such license or qualification is necessary, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.01(b) of the Company Disclosure Letter, the Company and its Subsidiaries own, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of the Company, free and clear of all Liens, other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary. There are no Company Subsidiary Securities other than those owned by the Company or one of its Subsidiaries.

SECTION 3.02. Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Shares”). At the close of business on August 4, 2025 (the “Capitalization Date”), (i) 29,684,054 shares of Company Common Stock were issued and outstanding (including 259,077 Company Restricted Shares that remain subject to vesting as of the Capitalization Date), (ii) 10,963,568 shares of Company Common Stock were issued and held in treasury, (iii) no Company Preferred Shares were issued or outstanding, (iv) 151,125 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options (whether or not presently exercisable), which outstanding Company Options have a weighted average exercise price of $12.1303, (v) 606,941 shares of Company Common Stock were issuable upon settlement of outstanding Company RSUs, (vi) 659,344 shares of Company Common Stock were issuable upon settlement of outstanding Company PSUs (assuming achievement of the applicable performance goals at target performance), and (vii) 750,000 shares of Company Common Stock were reserved and available for issuance pursuant to the Company ESPP (and no amounts had been contributed by participants pursuant to the Company ESPP). No offering period is currently ongoing under the Company ESPP, and no new Offering Period will commence following the date hereof. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and are not subject to or issued in violation of any purchase option, call option, right of first refusal, subscription right or any similar right under applicable Laws, any provision of the Company Charter Documents or any Contract to which the Company is a party or otherwise bound.

(b) Except as described in Section 3.02(a), since the Capitalization Date through the date hereof and, except as expressly permitted pursuant to Section 5.01(b)(i), after the date hereof through the Closing, there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, stock appreciation rights, “phantom” stock rights or other rights (including preemptive rights or anti-dilution rights), commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Other than the Company Equity Plans, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the exercise or forfeiture of, or withholding of Taxes with respect to, Company Equity-Based Awards), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Company Common Stock. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company or any of its Subsidiaries may vote (“Company Voting Debt”).

(d) Section 3.02(d) of the Company Disclosure Letter sets forth, with respect to each type of Company Equity-Based Award which is outstanding as of the date of this Agreement, the following information: (i) the type of Company Equity-Based Award, (ii) with respect to any Company Option, whether such option is intended to qualify as an “incentive stock option” under Section 422 of the Code, (iii) the name of the Company Equity Plan under which each type of Company Equity-Based Award was issued, (iv) the number of shares of Company Common Stock subject to each type of Company Equity-Based Award, and (v) the number of shares of Company Common Stock which are vested and unvested with respect to each type of Company Equity-Based Award.

SECTION 3.03. Authority; Noncontravention.

(a) The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.10 (Ownership of Equity of the Company) are true and correct and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.10 (Ownership of Equity of the Company) are true and correct, the consummation by it of the Transactions have been duly authorized by the Board of Directors of the Company and, except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

(b) The Strategic Alternatives Committee, at a meeting duly called and held, has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the Merger and (ii) made the Strategic Alternatives Committee Recommendation.

(c) The Board of Directors of the Company, at a meeting duly called and held, acting upon the Strategic Alternatives Committee Recommendation, has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the Merger, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Merger, (iii) adopted resolutions making the Company Board Recommendation and (iv) directed that this Agreement and the Merger be submitted to the stockholders of the Company entitled to vote thereon for adoption.

(d) Assuming the representations and warranties set forth in Section 4.10 (Ownership of Equity of the Company) are true and correct, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (such approval, the “Company Stockholder Approval”) at the Company Stockholders’ Meeting or any adjournment or postponement thereof is the only vote of the holders of any class or series of shares of the Company necessary to adopt this Agreement and approve the Transactions.

(e) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter Documents or (B) the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the consents, approvals, orders, licenses, permits and authorizations referred to in Section 3.04 and the Company Stockholder Approval are obtained prior to the Effective Time and the filings, declarations, notifications and registrations referred to in Section 3.04 are made and, as applicable, obtained, and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its

Subsidiaries is bound or affected, (y) violate, conflict with, constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration, payment, modification or cancelation of, any Contract, Permit or Money Transmitter License to which the Company or any of its Subsidiaries is a party or (z) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not, individually or in the aggregate, reasonably be expected to (1) have a Company Material Adverse Effect or (2) prevent or materially delay, interfere with or impair (I) the consummation by the Company of any of the Transactions or (II) the compliance by the Company with its material obligations under this Agreement.

SECTION 3.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), (c) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws, (e) the consents, approvals, orders, licenses, permits, authorizations, filings, notifications, declarations or registrations set forth in Section 3.04 of the Company Disclosure Letter (the “Regulatory Approvals”), (f) the consents, approvals, orders, licenses, permits, authorizations, filings, notifications, declarations or registrations required to be obtained or made under any applicable Money Transmitter Requirements with respect to the Money Transmitter Licenses of the Company or its Subsidiaries (the “Money Transmitter Requirement Approvals”) and (g) compliance with any applicable state securities or blue sky laws, and assuming the representations and warranties set forth in Section 4.11 (No Foreign Persons) are true and correct, no consent, approval, order, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, orders, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent or materially delay, interfere with or impair (I) the consummation by the Company of any of the Transactions or (II) the compliance by the Company with its material obligations under this Agreement.

SECTION 3.05. Company SEC Documents; Financial Statements; Undisclosed Liabilities; Information Supplied.

(a) The Company has filed with, or furnished to, as applicable, the SEC all reports, schedules, forms, statements and other documents required to be filed with, or furnished to, the SEC by the Company pursuant to the Securities Act or the Exchange Act, in each case, since January 1, 2022 (collectively, the “Company SEC Documents”). As of their respective effective dates, or if amended or supplemented, as of the date of the last such amendment or supplement, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of the last amendment or supplement) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent true and complete copies of all comment letters and any other material written correspondence between the SEC, on the one hand, and the Company or any of the Company’s Subsidiaries, on the other hand, since January 1, 2022 and prior to the date hereof other than those available on EDGAR. As of the date hereof, there are no outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any Company SEC Document and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement), complied as to form in all material respects with the rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal year-end adjustments and the absence of complete footnotes) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and consolidated statements of cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments).

(c) Neither the Company nor any of its Subsidiaries has any liabilities of any nature, whether or not accrued, contingent or otherwise, except liabilities (i) disclosed, reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of March 31, 2025 (the “Balance Sheet Date”) included in the Company Filed SEC Documents or otherwise disclosed in the Company Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (none of which results from, arises out of, or relates to any material breach or violation of, or default under, any Contract or applicable Law), (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. As of the date hereof, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has (i) identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2022, there have not been any material investigations of any current or former officers of the Company or any of its Subsidiaries relating to any alleged, potential or actual wrongdoing or misconduct by such current or former officer.

(e) The Proxy Statement (including any amendment or supplement thereto), at the time first sent or given to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.06. Absence of Certain Changes.

(a) From the Balance Sheet Date through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice.

(b) Since the Balance Sheet Date, there has not been any Company Material Adverse Effect or any event, occurrence, development or state of circumstances or facts that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) From the Balance Sheet Date through the date of this Agreement, the Company has not taken any action that, if taken after the date hereof, would constitute a breach of, or otherwise require the consent of Parent under, any of the covenants set forth in Section 5.01(b).

SECTION 3.07. Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there is no (a) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, or (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority. As of the date of this Agreement, there is no Action or Judgment pending or, to the Knowledge of the Company, threatened, seeking to prevent, hinder, modify, delay or challenge the Transactions. Since January 1, 2022, except as would not reasonably be expected to, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has been party or subject to the provisions of any Judgment.

SECTION 3.08. Compliance with Laws; Permits.

(a) The Company and each of its Subsidiaries are, and have been since January 1, 2022, in compliance with all state, federal or foreign laws, statutes, ordinances, codes, rules or regulations enforced by any Governmental Authority (“Laws”) or Judgments applicable to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole. All such Permits are in full force and effect and no suspension or cancelation of any of such Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancelation of, any of such Permits would not have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, each of the Company, its Subsidiaries and each of its and their respective directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their agents acting on its or their behalf or Representatives acting at its or their direction, are, and have been since January 1, 2020, in compliance with the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and any rules and regulations promulgated thereunder or any other applicable Laws relating to bribery and corruption (“Anti-Corruption Laws”).

(d) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company, and each of its Subsidiaries and each of its and their respective directors, officers and employees acting in such capacity are and, to the Knowledge of the Company, each of its and their agents acting on its or their behalf or Representatives acting at its or their direction, is and have been since January 1, 2020 in compliance with applicable Laws concerning anti-money laundering, proceeds of crime, combatting terrorism financing, and related financial recordkeeping and reporting (“AML Laws”).

(e) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company, and each of its Subsidiaries and each of its and their respective directors, officers and employees acting in such capacity are and, to the Knowledge of the Company, each of its and their agents acting on its or their behalf or Representatives acting at its or their direction, is and have been since January 1, 2020 in compliance with applicable Laws concerning consumer protection (“Consumer Protection Laws”).

(f) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, neither the Company, nor any of its Subsidiaries nor any of its and their respective directors, officers and employees acting in such capacity nor, to the Knowledge of the Company, any of its and their agents acting on its or their behalf or Representatives acting at its or their direction, is a Person that is, or is owned or controlled by a Person that is or has been (i) the target or the subject of any economic or financial sanctions or export controls enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control and the Bureau of Industry and Security, the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, or any other relevant Governmental Authority (“Sanctions”), (ii) located, organized or resident in a country, region or a territory that is the subject of comprehensive territorial Sanctions and (iii) since January 1, 2020, in compliance with any applicable Sanctions.

(g) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, since January 1, 2020:

(i) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, AML Law, Consumer Protection Law or Sanctions;

(ii) none of the Company, its Subsidiaries, each of its and their respective directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their agents acting on its or their behalf or Representatives acting at its or their direction has (A) received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law, Consumer Protection Law or Sanctions or (B) has knowledge of a pending investigation into actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law, Consumer Protection Law or Sanctions; and

(iii) the Company and its Subsidiaries (A) maintain an adequate system of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and Sanctions and prevent and detect violations of the Anti-Corruption Laws, AML Laws, Consumer Protection Laws and Sanctions, (B) have implemented and have at all times maintained an operational and effective anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to detect, prevent and deter violations of applicable Anti-Corruption Laws, AML Laws, Consumer Protection Laws and Sanctions and (C) have at all times made and maintained accurate books and records in compliance with all applicable Anti-Corruption Laws and AML Laws.

SECTION 3.09. Tax Matters.

(a) The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by it, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

(b) All material Taxes owed by the Company or any of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.

(c) All Taxes that the Company and each of its Subsidiaries is or was obligated by applicable Law to withhold or collect in connection with amounts owing to an employee, independent contractor, creditor, shareholder, member or other third party have been duly withheld or collected and fully and timely paid over to the proper Governmental Authority.

(d) As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any Taxes, in each case that has been asserted in writing. Any and all Tax deficiencies assessed as a result of any audit, examination, or other proceeding in connection with a Tax Return of the Company or any of its Subsidiaries have been timely paid in full. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority any (i) notice indicating an intent to open an audit, examination, or other Tax proceeding, (ii) request for additional information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any Tax.

(e) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(f) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law) or as a transferee or successor.

(g) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in any Contract the primary purpose of which does not relate to Taxes.

(h) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) and, with respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law.

(j) Neither the Company nor any of its Subsidiaries is pursuing a voluntary disclosure agreement or letter ruling from the IRS (or any comparable ruling from any other Governmental Authority).

(k) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(l) Neither the Company nor any of its Subsidiaries has been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) Neither the Company nor any of its Subsidiaries is a party to any gain recognition agreement under Section 367 of the Code and the Treasury Regulations thereunder (or any analogous or similar provision of state, local or non-U.S. Tax Law).

(n) Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction outside the United States by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction. No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(o) From the effective date of Section 4475 of the Code, the Company and its Subsidiaries have complied in all material respects with Section 4475 of the Code and any rules, regulations or guidance issued thereunder.

(p) Neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, the receipt of any prepaid amount, in each case prior to Closing, or as a result of any election under Section 965(h) of the Code.

SECTION 3.10. Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Letter and the exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC, collectively, set forth a correct and complete list as of the date of this Agreement of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or, with respect to any unwritten Company Plan, a written description of the material terms thereof (or, if appropriate, a form thereof), including any amendments thereto and a summary plan description for each Company Plan, (ii) the most recent annual report on Form 5500 filed with the Department of Labor or Form 5500-EZ filed with the IRS and the most recent actuarial valuation or similar report; (iii) each insurance or group annuity contract or other funding vehicle; (iv) copies of the most recent non-discrimination testing results for each Company Plan required to perform such annual testing; and (v) the most recent determination letter, advisory letter, or opinion letter issued by the Internal Revenue Service. Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no material unwritten employee benefit plans (as defined in Section 3(3) of ERISA) or bonus, unit option, unit purchase, other equity-based profit sharing, savings, disability, incentive, deferred compensation, retirement, vacation, paid time off, holiday, severance, retention, change of control or other employee benefit plans or programs, or compensation agreements, for the benefit of, or relating to, current employees and former employees of the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate has or could reasonably be expected to have any material liability.

(b) Each Company Plan has been administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status. There are no pending, or to the Knowledge of the Company, threatened Actions or claims (other than routine claims for benefits) by, on behalf of, relating to, or against any Company Plan or any trust related thereto and no audit, investigation or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plan, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) All contributions required to be made with respect to any Company Plan by applicable Law, or any Company Plan document or other contractual undertaking, have been materially paid or, to the extent not required to be made or paid on or before the Closing Date, have been accrued to the extent required by GAAP and the Company’s normal accounting practices and, as of the Balance Sheet Date, are reflected on the Company’s financial statements as at the Balance Sheet Date.

(d) Neither the Company, nor any Commonly Controlled Entity maintains, sponsors or contributes to, or has in the past six years maintained, sponsored or contributed to, or had any liability (including contingent liability) with respect to, any (i) pension plan that is subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (iii) any “multiple employer welfare arrangements” (as defined in Section 3(40) of ERISA), or (iv) a “voluntary employees beneficiary association” (as defined in Section 501(c)(9) of the Code).

(e) None of the Company nor any Commonly Controlled Entity has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA in the past six (6) years. No Company Plan provides, and neither the Company nor any of its Subsidiaries, has any obligation to provide, benefits or coverage in the nature of health, life, disability or other welfare benefits to current or former employees of the Company and its Subsidiaries (or any beneficiaries thereof) after a termination of employment, other than benefits or coverage required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code or any other applicable Law. The Company and its Subsidiaries (i) have complied with the requirements of Section 4980B of the Code or Sections 601-609 of ERISA and other applicable state continuation coverage laws, in all material respects and (ii) have not incurred, and, to the Company’s Knowledge, are not reasonably expected to incur, any material excise Taxes under Chapter 43 of the Code.

(f) Except as set forth in this Agreement, neither the consummation of the Merger nor the execution of this Agreement will, either alone or in combination with another event (but not including rights upon termination of employment in the absence of the Merger), (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former director, officer or employee of the Company or any of its Subsidiaries under any Company Plan or entitle any such individual to any payment or cancellation of indebtedness, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan; (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time; (iv) result in any breach or violation of, or default under any Company Plan; or (v) to the Company’s Knowledge, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Neither the Company nor any Company Subsidiary thereof has any obligation to provide, and no Company Plan or other agreement or arrangement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code.

(h) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code.

(i) With respect to each Company Plan maintained primarily for employees and former employees located outside the United States (each, an “International Plan”), except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole: (i) if intended to qualify for special Tax treatment, each International Plan is so qualified,

(ii) if required to be registered with a Governmental Authority, is so registered, and (iii) the fair market value of the assets of each International Plan, the liability of each insurer for any International Plan funded through insurance, or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such plan. Neither the Company nor any Subsidiary thereof has been a party to, a sponsoring employer of, or otherwise is under any liability with respect to any defined benefit pension scheme, any final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any other item.

SECTION 3.11. Labor Matters.

(a) The Company is not and has not ever been a party to or bound by any collective bargaining agreement or similar labor agreement with any labor union, trade union, works council or other labor association, and the Company is not currently negotiating any such labor contract or similar agreement. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened labor strike, lockout, picketing, slowdown, work stoppage, or other similar labor activity or dispute by or with respect to the employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, no employees of the Company or any of its Subsidiaries have submitted union authorization cards seeking to form or join a union, and there is no organizational effort currently pending or threatened by, or on behalf of, any labor union to organize any employees of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries are, and have been since January 1, 2022, in compliance with all applicable Laws relating to labor and employment matters, including without limitation occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, equal employment opportunity, immigration, human rights, non-discrimination, job protected and paid leaves, disability accommodation, pay equity and workers’ compensation, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no, and in the past three (3) years there have been no, Actions against the Company pending or, to the Knowledge of the Company, threatened, by any current or former applicant, employee, director, officer, or individual independent contractor (collectively “Personnel”), or any Governmental Authority, with respect to worker engagement, employment or labor practices (including wage and hour matters) or Personnel. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no, and in the past three (3) years there have been no, Actions against the

Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Authority, any state or local agency responsible for the prevention of unlawful employment practices, or any arbitral or other forum in connection with any current or former employee, consultant, independent contractor, volunteer intern, or applicant of the Company or any of its Subsidiaries.

(d) To the Knowledge of the Company, no current or former employee or individual independent contractor of the Company or any of its Subsidiaries is in violation of any term of any employment contract, confidentiality, noncompetition or other proprietary rights agreement or any other contract relating to the right of such Person to be employed by, or provide services to, the Company or any of its Subsidiaries which violation is, or could reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(e) As of the Closing, all compensation, including wages, commissions, and bonuses, payable to all Personnel, independent contractors or consultants of the Company and its Subsidiaries for services performed and for which payment is owed on or before the Closing Date will have been paid in full in the ordinary course of business in accordance with their respective terms in all material respects.

(f) Since January 1, 2022, neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the United States Worker Adjustment and Retraining Notification Act, or any successor federal law or similar applicable Law (“WARN”)), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, and there has not occurred a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently planning to effectuate any such “plant closing” or “mass layoff”.

Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all employees of the Company and any of its Subsidiaries have the legal right to work in the country in which they are employed, and the Company and the Subsidiaries have complied in all material respects with all of their obligations in this regard.

SECTION 3.12. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and has been since January 1, 2022, in compliance with all applicable Laws relating to pollution or the protection of the environment or human health or safety (“Environmental Laws”), and neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2022 alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (b) the Company and each of its Subsidiaries possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses, (c) there is no Action under or pursuant to any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (d) neither the Company nor any of its Subsidiaries is subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws, (e) neither the Company nor any of its Subsidiaries is conducting or funding any cleanup or other remedial activities pursuant to Environmental Laws as a result of any release, spill or disposal of any hazardous or toxic materials at any real property owned or leased by the Company or any of its Subsidiaries, and (f) to the Knowledge of the Company, no hazardous materials have been released, discharged, spilled, or disposed on, or migrated onto, any real property owned or leased by the Company or any of its Subsidiaries, and no environmental conditions exist or have occurred related to any real property owned or leased by the Company or any of its Subsidiaries, which with the passing of time or the giving of notice or both would constitute a violation of any Environmental Law or otherwise give rise to costs, liabilities, or obligations under any Environmental Law.

SECTION 3.13. Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all Business Intellectual Property that is Registered Intellectual Property. The Company and its Subsidiaries own all of the Registered Intellectual Property, free and clear of all Liens (other than Permitted Liens). All of the Registered Intellectual Property is subsisting, valid and enforceable. All necessary registration, maintenance, and renewal fees currently due in connection with Registered Intellectual Property required to be identified in Section 3.13(a) of the Company Disclosure Letter have been paid and all necessary documents, recordations, and certificates in connection with such Registered Intellectual Property have been filed with the relevant Governmental Authorities for the purposes of prosecuting, establishing ownership and maintaining such Registered Intellectual Property in the name of the Company or one of its Subsidiaries. There are no oppositions, cancelations, invalidity proceedings, interferences or re-examination proceedings presently pending or, to the Knowledge of the Company, threatened with respect to the Registered Intellectual Property required to be identified in Section 3.13(a) of the Company Disclosure Letter.

(b) The Company or one of its Subsidiaries owns or is licensed, pursuant to a valid, written license agreement, to use all Intellectual Property reasonably necessary to conduct the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date hereof; provided, however, that nothing in this Section 3.13(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property that is the subject of Section 3.13(e) and Section 3.13(f). The Company has complied with the applicable license terms for all Intellectual Property that is licensed from a third-party, including licensing a sufficient number of “seats,” “users” or other usage metrics to accounts for the use of any licensed Intellectual Property. The Company and its Subsidiaries are the exclusive owners of the Owned

Company Intellectual Property, free and clear of all Liens other than Permitted Liens.

(c) Section 3.13(c) of the Company Disclosure Letter lists, as of the date of the Agreement, all material Proprietary Software owned by the Company. The source code for the Proprietary Software has only been delivered, licensed or made available to employees of the Company or one of its Subsidiaries who (i) only used such source code in connection with the Company’s operations and (ii) executed written agreements containing confidentiality provisions protecting such source code. The source code for the Proprietary Software has not been placed in escrow for any Person.

(d) The Intellectual Property listed on Sections 3.13(a) and Section 3.13(c) of the Company Disclosure Letter comprises all of the Intellectual Property used in and necessary to conduct the Company’s business in the same manner as conducted by the Company and its Subsidiaries immediately prior to the Closing. The execution, delivery and performance of this Agreement and the consummation of the Transactions, and the compliance with the provisions of this Agreement do not and will not conflict with, alter or impair any of the rights of the Company or its Subsidiaries in any Business Intellectual Property or the validity, enforceability, use, right to use, ownership, priority, duration, scope or effectiveness of any Business Intellectual Property. All Business Intellectual Property will be owned by or licensed for use by the Company or its Subsidiaries immediately after the Closing on substantially the same terms and conditions as immediately prior to the Closing.

(e) Section 3.13(e) of the Company Disclosure Letter lists, as of the date of this Agreement, each Contract: (i) pursuant to which any material Intellectual Property is licensed to the Company or any of its Subsidiaries, or (ii) pursuant to which the Company or any of its Subsidiaries has granted to any Person any right or interest in any material Owned Company Intellectual Property, in each case, excluding (A) licenses to Off-the-Shelf Software; (B) non-exclusive licenses granted by the Company or its Subsidiaries to customers in the ordinary course of business and on standard, non-negotiated terms; (C) Contracts under which a license to Intellectual Property is merely incidental to the transaction contemplated in such Contract; and (D) confidentiality and non-disclosure agreements entered into in the ordinary course of business and on a standard form (or a substantially similar form) of the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, to protect, preserve and maintain the secrecy and confidentiality of Trade Secrets included in the material Owned Company Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, without limiting the generality of the foregoing, each former and current employee and contractor of the Company who has created, contributed to or had access to any portion of the confidential information, Trade Secrets, or Business Intellectual Property has executed a written Contract (i) assigning to the Company all right, title and interest (including in all Intellectual Property) that the employee or contractor has therein and (ii) requiring the employee or contractor to maintain the confidentiality of all such confidential information, Trade Secrets, and Business Intellectual Property.

(g) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, the Business Intellectual Property, the use of the Business Intellectual Property, and the operation of the Company has not, does not and will not infringe, misappropriate, dilute or otherwise violate any Intellectual Property of any other Person. Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, no adverse third-party Actions are pending or threatened in writing against the Company or any of its Subsidiaries (i) challenging the ownership, validity or use by the Company or any of its Subsidiaries of any Owned Company Intellectual Property or (ii) alleging that the operation of the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date hereof are infringing, misappropriating or otherwise violating the Intellectual Property of any Person or challenging the right of the Company to own, use or enforce any of the Business Intellectual Property.

(h) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, since January 1, 2022, (i) no Person has infringed, misappropriated or otherwise violated the rights of the Company or any of its Subsidiaries with respect to any Business Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries has not violated, misappropriated or infringed the Intellectual Property of any other Person. None of the Business Intellectual Property is (i) subject to any order that restricts or otherwise prevents the use thereof by the Company, and (ii) subject to any challenge as to its use, ownership, validity, registrability, or enforceability by the Company, in each case, except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole.

(i) The manner in which any Open Source Software is incorporated into, linked to or called by, or otherwise combined or distributed with any Owned Company Intellectual Property does not, according to the terms of the license applicable to such Open Source Software, obligate the Company or any of its Subsidiaries to: (i) disclose, make available, offer or deliver all or any portion of any source code of any such software product or service or any component thereof to any third party, other than the applicable Open Source Software, or (ii) create obligations for the Company or any of its Subsidiaries to grant, or purport to grant, to any third party any rights or immunities under any Owned Company Intellectual Property (including any agreement not to assert patents), or (iii) impose any present economic limitations on the Company’s or any of its Subsidiaries’ commercial exploitation thereof.

SECTION 3.14. Data Privacy and Technology; Information Security.

(a) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries are in material compliance with all applicable Privacy and Data Security Requirements, (ii) all Marketing Laws, with respect to any communications with other Persons, and (iii) the PCI-DSS, with respect to any cardholder data subject to such standard that the Company has Processed or was Processed, or, to the Knowledge of the Company, by third parties on behalf of the Company or having authorized access to the records of the Company. Since January 1, 2022, the Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices in light of the scope and type of the Company’s operations, designed to ensure the confidentiality, privacy and security of all information and data within the possession or control of the Company or any of its Subsidiaries.

(b) At all times, the Company has maintained written privacy policies concerning the Company’s Processing of Personal Information that comply with applicable Privacy and Data Security Requirements, and the Company has provided materially accurate notice of such privacy policies, and such notices, together with all other privacy-related communications from the Company to actual or prospective clients, users or customers (whether sent by the Company directly or through a third party mechanism) and other privacy-related materials distributed or marketed by the Company (collectively, the “Privacy Policies”), have not contained and do not contain any material omissions of the Company’s privacy practices or practices concerning the Processing of Personal Information. The Company has made copies of all of the Privacy Policies available to Parent.

(c) The Company has not received any claim (whether written or unwritten), written complaint, inquiry or request for information or documents, and no proceeding is pending or, to the Knowledge of the Company, threatened in writing against the Company, in each case, (i) alleging that the Processing of Personal Information by the Company violates any Privacy and Data Security Requirements, (ii) alleging that the Company has breached any Marketing Laws, or (iii) otherwise relating to the security or Processing of Personal Information.

(d) The Company has at all times established a legal basis, made all required disclosures to, and obtained all consents from users, customers, employees, contractors, Governmental Authorities, and other applicable third parties required by all applicable Privacy and Data Security Requirements and as necessary for the Company’s Processing of Personal Information in connection with the conduct of its business as it has been conducted.

(e) The Company, to the extent required by applicable Privacy and Data Security Requirements: (i) maintains a record of Personal Information Processing activities; (ii) retains Personal Information only for as long as is necessary; and (iii) ensures all cross-border transfers of Personal Information are carried out in compliance with applicable Privacy and Data Security Requirements.

(f) To the extent that the Company uses any third party to Process Personal Information on its behalf, each such third party is subject to a binding written contract with the Company that requires such third party to maintain the confidentiality of, and ensure the security and integrity of, such Personal Information in accordance with applicable Law, the Company’s Information Security Program and the Company’s obligations under Contract, and comply at all times with Privacy and Data Security Requirements, and such written contracts include provisions as required by applicable Privacy and Data Security Requirements except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no such third party has violated or is in violation of any applicable Laws, the Company’s Information Security Program or the Company’s obligations under Contract with respect to the Processing and protection of any Personal Information. The Company has taken commercially reasonable steps to limit access to Personal Information to: (i) the Company’s personnel and to subcontractors and third-party vendors providing services to or on behalf of the Company, in each case to those who have a need to know such Personal Information in the execution of their duties to the Company; and (ii) such other Persons permitted to access such Personal Information in accordance with the Company’s Information Security Program and the Privacy and Data Security Requirements.

(g) Since January 1, 2022, neither the Company nor any of its Subsidiaries has experienced any breaches, outages or unauthorized use of or access to the Company IT Assets or any breaches or unauthorized use of or access to Personal Information within the possession or control of the Company or any of its Subsidiaries, nor any other security incident that would require notice under applicable Privacy and Data Security Requirements.

(h) The Company IT Assets operate and perform as required to permit the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date hereof in all material respects. Without limiting the foregoing, the IT Assets are in all material respects adequate and sufficient (including with respect to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner) for the conduct and operation of the business of the Company as currently conducted and as will be conducted immediately following the Closing. The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with applicable Industry Security Standards, designed to protect the Company IT Assets from unauthorized access and from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that permit or cause material unauthorized access to, or material unauthorized disruption, impairment, disablement or destruction of, IT Assets. The Company has maintained and complied with a written information security program (“Information Security Program”) that (i) complies with the Privacy and Data Security Requirements and all other applicable Laws (including with respect to public disclosure requirements regarding its cybersecurity program, which have been true and accurate), and (ii) that is designed and implemented in accordance with applicable Industry Security Standards. The Company has assessed and tested its Information Security Program on a no less than annual basis, and remediated all critical~~,~~ and high risks and vulnerabilities identified. The Information Security Program includes administrative, technical, and physical safeguards appropriate to the Company’s size and complexity and the nature and scope of its activities. The Information Security Program is, at a minimum, designed to reasonably:

(i) protect against any reasonably anticipated threats or hazards to the security of the IT Assets;

(ii) ensure the security, integrity and confidentiality of all information and data that the Company Processes, including all Personal Information and Trade Secrets;

(iii) protect against any reasonably anticipated threats or hazards to the security or integrity of any information and data that the Processes, including all Personal Information and Trade Secrets;

(iv) protect against unauthorized access to, disclosure, destruction or use of any information and data that it Processes, including all Personal Information and Trade Secrets;

(v) ensure the proper disposal of all information and data (including Personal Information and Trade Secrets) when no longer required for the purposes for which it was Processed; and

(vi) ensure compliance with the foregoing requirements by its employees, contractors, representatives, service providers and vendors.

SECTION 3.15. Property.

(a) Section 3.15(a) of the Company Disclosure Letter lists, as of the date of this Agreement, the street address of each Owned Real Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has good and valid fee simple title in each Owned Real Property, free and clear of all Liens (other than Permitted Liens) and (ii) neither the Company nor any of its Subsidiaries has received written notice of any pending Actions in eminent domain, condemnation, expropriation or that would otherwise result in the taking by any Governmental Authority with or without payment of compensation therefor, and, to the Knowledge of the Company, there are no such Actions threatened, in each case, affecting any Owned Real Property. Neither the Company nor any of its Subsidiaries: (i) leases or grants any Person the right to use or occupy all or any part of any material Owned Real Property, (ii) has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Property or any portion thereof or interest therein or (iii) entered into any Contract to sell or lease any current Owned Real Property or purchase or lease any other real property, in each case, since January 1, 2022 (except under the Company Leases).

(b) Section 3.15(b) of the Company Disclosure Letter lists, as of the date of this Agreement, the address of each Leased Real Property. The Company or one of its Subsidiaries has a good and valid leasehold, subleasehold or license interest (as tenant, subtenant or licensee) in each Leased Real Property, free and clear of all Liens (other than Permitted Liens), subject to the terms of the applicable Company Lease. Neither the Company nor any of its Subsidiaries has received written notice of any pending Actions in eminent domain, condemnation, expropriation or that would otherwise result in the taking by any Governmental Authority with or without payment of compensation therefor, and, to the Knowledge of the Company, there are no such Actions threatened, in each case, affecting any Leased Real Property. Each of the Company and its Subsidiaries is in compliance in all material respects with the terms of all Company Leases. Neither the Company nor any of its Subsidiaries has assigned, transferred or pledged any interest in any of the Company Leases.

(c) To the Company’s Knowledge (i) there are no material contractual or legal restrictions that prevent the Company or any of its Subsidiaries from using any Owned Real Property or Leased Real Property for its current use, (ii) all structures and other buildings on the Owned Real Property and Leased Real Property are in operating condition and none of such structures or buildings is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and except for ordinary wear and tear in all material respects, and (iii) there are no leases, subleases, licenses, or other agreements granting to any Person the right of use or occupancy of any portion of the Owned Real Property or the Leased Real Property (except under the Company Leases).

(d) The Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the consolidated balance sheet (or the notes thereto) of the Company as of, or acquired after, the Balance Sheet Date, except as have been disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice, free and clear of all Liens other than Permitted Liens.

SECTION 3.16. Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Material Contract. For purposes of this Agreement, “Material Contract” means any Contract (but excluding this Agreement and any Company Plan) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:

(i) is filed as an exhibit to the Company’s Annual Report on Form 10-K or is otherwise a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) governs the formation, creation, operation, governance, economics or control of any joint venture, partnership or other similar arrangement, other than with respect to any joint venture, partnership or other similar arrangement solely between or among any of the Company and its Subsidiaries;

(iii) provides for indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $500,000, other than (A) indebtedness solely between or among any of the Company and its Subsidiaries or (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business consistent with past practice;

(iv) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $500,000 (A) that was entered into after January 1, 2022 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $500,000 after the date hereof, excluding, (y) acquisitions or dispositions of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries or (z) repurchases by the Company of Company Common Stock;

(v) is a Company Lease;

(vi) includes remaining obligations for the Company to make any capital expenditure in an amount in excess of $500,000 in any calendar year;

(vii) is with any Governmental Authority where (A) (1) the Governmental Authority is the customer or other commercial party and (2) such Contract involves annual payments in excess of $500,000 or (B) such Contract imposes material obligations on the Company or any of its Subsidiaries;

(viii) (A) contains provisions that prohibit or restrict in a material respect the Company or any of its Subsidiaries (or Parent or its Affiliates after the Effective Time) from competing in or conducting any line of business, grants a right of exclusivity or “most favored nation” status to any Person, or prevents or restricts in any material respect the Company or any of its Subsidiaries from entering or operating in any geographic territory, other than license agreements for Intellectual Property limiting the Company’s and its Subsidiaries’ use of such Intellectual Property to specified fields of use or (B) grants to any Person any right of first refusal or right of first offer with respect to any material assets of the Company or any of its Subsidiaries;

(ix) is with a bank or other provider of transaction processing or settlement services for the funding of transfers initiated through services provided by the Company or its Subsidiaries that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(x) is with each of the top twenty (20) Third-Party Paying Agents of the Company and its Subsidiaries (based on fees generated during the twelve (12) months ended June 30, 2025);

(xi) relates to the Company’s or any of its Subsidiaries’ ownership of or investment in any business or enterprise (including investments in joint ventures, partnership arrangements and minority equity investments) other than any investments or business enterprises that are wholly-owned by the Company or any of its Subsidiaries;

(xii) is required to be set forth on Section 3.13(e) of the Company Disclosure Letter;

(xiii) provides for or relates to any interest, currency or hedging, derivatives or similar Contracts or arrangements;

(xiv) is a collective bargaining agreement, labor union contract, trade union agreement or other Contract with any labor union, labor organization, works council or similar staff representative body;

(xv) that relates to the settlement of, or other arrangements with respect to, any current or former claim (A) with any Governmental Authority (except settlements, or other arrangements, for an immaterial monetary fine), (B) that materially restricts or imposes obligations upon the Company or its Subsidiaries, taken as a whole, or (C) which would require the

Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement;

(xvi) that relates to any transactions, agreements, arrangements or understandings with any Affiliate of the Company or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvii) is with any of the top twenty (20) Third-Party Sending Agents by revenue for the twelve (12) months ended June 30, 2025;

(xviii) is with each of the five (5) largest financial institutions that acts as a depositary for remitting funds for the business of the Company and its Subsidiaries (based on the aggregate funds remitted or held on behalf of the Company and its Subsidiaries during the twelve (12) months immediately preceding the date of this Agreement); and

(xix) is with any vendor or any other Person (excluding any Top Money Transfer Agents and Representatives engaged with respect to the Transactions), which (A) required the Company and its Subsidiaries to pay in excess of $750,000 for the twelve (12) months ended June 30, 2025 and, in each case, (B) is not otherwise required to be listed on Section 3.16(a) of the Company Disclosure Letter pursuant to any of clauses (i) – (xviii).

(b) Except with respect to any Contract that has expired in accordance with its terms, been terminated or replaced prior to the date hereof, (i) subject to the Bankruptcy and Equity Exception, each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole, (iii) neither the Company nor any of its Subsidiaries have received written or, to the Knowledge of the Company, oral notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such breach or default would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (iv) to the Knowledge of the Company, no counterparty under any Material Contract is in breach or default thereof, except where such breach would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (v) no counterparty to a Material Contract has notified the Company or its Subsidiaries that it intends to terminate or not renew a Material Contract, except where such breach or default would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There exists no default or event of default or, to the Knowledge of the Company, event, occurrence, condition or act with respect to the Company or any of its Subsidiaries or, to the Knowledge of the Company, with respect to any other contracting party, which (with or without notice or lapse of time or both) would reasonably be expected to (A) become a default or event of default under any Material Contract or (B) give any third party (w) the right to declare a default or exercise any remedy under any Material Contract, (x) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (y) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Material Contract, or (z) the right to cancel, terminate or modify in any material respect any Material Contract (it being understood that any modifications to payment terms or the duration of any Material Contract shall be deemed material).

(c) Since January 1, 2022, neither the Company nor any of its Subsidiaries has received, from any of the counterparties to those Material Contracts as required to be set forth on Section 3.16(a)(x) and Section 3.16(a)(xvii) of the Company Disclosure Letter (“Top Money Transfer Agents”), written or, to the Knowledge of the Company, oral communications (a) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such Top Money Transfer Agent’s relationship with the Company or its applicable Subsidiary or (b) indicating a material breach of the terms of any Contracts with such Top Money Transfer Agents.

(d) As of the date hereof, the Company has made available to Parent or its Representatives true, correct and complete copies of the Material Contracts, and the parties shall reasonably cooperate in a manner that is in compliance with applicable Law to ensure that Parent receives any such information. All Material Contracts to which the Company or any of its Subsidiaries is a party, by which the Company or any of its Subsidiaries or any of its or their assets or properties are bound, or in respect of which the Company or any of its Subsidiaries receives revenue, in each case that are required to be disclosed under this Agreement, are in written form.

SECTION 3.17. Insurance. The Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries. All such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof. As of the date hereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals.

There is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies. The Company has made available to Parent a list of, and true and correct copies of, all material insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company and its Subsidiaries.

SECTION 3.18. Money Transmitter Licenses.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) since January 1, 2022, as of the date hereof, the business of each of the Company and its Subsidiaries has been conducted in compliance with all applicable Money Transmitter Requirements, (ii) the Company and its Subsidiaries possess all Money Transmitter Licenses necessary to conduct their respective businesses as currently conducted and (iii) Section 3.18(a) of the Company Disclosure Letter sets forth, as of the date hereof, (A) each jurisdiction in which the Company or any of its Subsidiaries holds any Money Transmitter License and (B) each jurisdiction in which the Company or any of its Subsidiaries has applications pending for any Money Transmitter License.

(b) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received written notice, or other written communication, from any Governmental Authority regarding (i) any violation of or failure to comply with, or any potential violation of or failure to comply with, any term or requirement of any Money Transmitter License held by the Company or any of its Subsidiaries, (ii) the revocation, termination, suspension, cancelation or nonrenewal, or potential for any of the foregoing, of any Money Transmitter License held by the Company or any of its Subsidiaries or (iii) the denial of, or failure to obtain or receive, any Money Transmitter License for which the Company or any of its Subsidiaries has applied as of the date hereof, in each case, which would have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.19. No Rights Agreement; Anti-Takeover Provisions.

(a) Other than as set forth in Article X of the Company Certificate of Incorporation, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.10 (Ownership of Equity of the Company), as a result of the approval by the Board of Directors of the Company referred to in Section 3.03(b), no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law (each, a “Takeover Law”) applies or will apply to the Company pursuant to this Agreement or the Merger.

SECTION 3.20. Opinion of Financial Advisors. The Board of Directors of the Company has received the written opinion (or an oral opinion to be confirmed in writing) of Lazard Frères & Co. LLC (“Lazard”) to the effect that, as of the date of such opinion, and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered and conditions, qualifications, and limitations on the review undertaken by Lazard in connection with such opinion, the Merger Consideration to be paid to holders of Company Common Stock (other than Parent or Merger Sub) in the Transaction is fair, from a financial point of view, to such holders. A written copy of such opinion shall be provided to Parent solely for informational purposes reasonably promptly following the date of this Agreement. It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.21. Brokers and Other Advisors. Except for Lazard and FTP Securities LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor, consultant, intermediary, finder or other Person is entitled to any investment banking, brokerage, broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Copies of the engagement letters with Lazard and FTP Securities LLC relating to the transactions contemplated by this Agreement have been made available to Parent except to the extent such engagement letters are no longer in effect in any respect.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as (A) set forth in the confidential disclosure letter delivered by Parent and Merger Sub to the Company concurrently with or prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information, item or matter also qualifies or applies to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by Parent and publicly available prior to the date that is one (1) Business Day prior to the execution of this Agreement (the “Parent Filed SEC Documents”), other than any risk factor disclosure (other than any statements of fact or other statements that are not forward looking and cautionary in nature) in any such Parent Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Parent Filed SEC Documents: provided, however, that any such disclosures in such Parent Filed SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent in the content of such disclosure that such information is relevant to such representation or warranty.

SECTION 4.01. Organization; Standing. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation duly incorporated, validly existing under the Laws of the State of Delaware and is in good standing with the Secretary of State of Delaware. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business (where such concept is recognized under applicable Law) and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company true, complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, as applicable, each as amended as of the date of this Agreement.

SECTION 4.02. Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The Board of Directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub has unanimously adopted resolutions (i) approving the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions, (ii) declaring that this Agreement and the consummation of the Transactions are advisable and (iii) directing that this Agreement and the Transactions be submitted for consideration by written consent of Parent, as the sole stockholder of Merger Sub, which resolutions have not been subsequently rescinded, modified or withdrawn. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other Transactions. Parent, as the sole stockholder of Merger Sub, will approve this Agreement and the Transactions (which approval shall be provided for by the written consent of Parent) immediately following the execution and delivery of this Agreement. Except for filing the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL and as otherwise expressly set forth in this Section 4.02(a), no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the consents, approvals, orders, licenses, permits and authorizations referred to in Section 4.03 are obtained prior to the Effective Time and the filings, declarations, notifications and registrations referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (c) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws, (e) the Regulatory Approvals, (f) the Money Transmitter Requirement Approvals and (g) compliance with any applicable state securities or blue sky laws, no consent, approval, order, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation by each of Parent and Merger Sub of the Transactions, other than such other consents, approvals, orders, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04. Ownership and Operations of Merger Sub. Parent directly or indirectly owns beneficially and of record all of the issued and outstanding shares of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and as of immediately prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions and will have no liabilities other than those contemplated by this Agreement.

SECTION 4.05. Sufficiency.

(a) At the Closing, Parent will have sufficient funds available to it (including cash, available lines of credit or other sources of immediately available funds) to enable Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses, and there is no restriction on the use of such cash for such purposes. Parent has the financial resources and capabilities to fully perform all of its obligations under this Agreement.

(b) In no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

SECTION 4.06. Certain Arrangements. There are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) between Parent, Merger Sub, or any of their Subsidiaries, on the one hand, and any member of the Company’s management or Board of Directors or any beneficial owner of shares of Company Common Stock, on the other hand, pursuant to which any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agree to vote against or otherwise oppose any Superior Proposal.

SECTION 4.07. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.08. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.09. Legal Proceedings. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened Action against Parent or Merger Sub or any of their respective Subsidiaries or (b) Judgment imposed upon Parent or Merger Sub or any of their respective Subsidiaries, in each case, by or before any Governmental Authority.

SECTION 4.10. Ownership of Equity of the Company. Neither Parent nor Merger Sub nor any of their respective controlled Affiliates owns any shares of Company Common Stock or is or has been an “interested stockholder” (as currently defined in Article X of the Company Certificate of Incorporation) of the Company during the three (3) years prior to the date hereof.

SECTION 4.11. No Foreign Persons. Neither Parent nor Merger Sub is, or is acting on behalf of, a “foreign person”, as such term is defined in the DPA. Neither Parent nor

Merger Sub is an entity over which “control” is exercised or exercisable by a “foreign person”, as such terms are defined in the DPA. Neither Parent nor Merger Sub is permitting any “foreign person” (as such term is defined in the DPA) affiliated with Parent or Merger Sub to obtain through any of them any of the following with respect to the Company or any of its Subsidiaries: (a) access to any “material nonpublic technical information” (as such term is defined in the DPA) in the possession of the Company or any of its Subsidiaries, (b) membership or observer rights on, or the right to nominate an individual to a position on, the Board of Directors or equivalent governing body of the Company or any of its Subsidiaries, (c) any involvement, other than through voting of shares, in substantive decision-making of the Company or any of its Subsidiaries regarding (i) the use, development, acquisition, safekeeping or release of “sensitive personal data” (as such term is defined in the DPA) of U.S. citizens maintained or collected by the Company or any of its Subsidiaries, (ii) the use, development, acquisition or release of any “critical technology” (as such term is defined in the DPA) or (iii) the management, operation, manufacture or supply of “covered investment critical infrastructure” (as such term is defined in the DPA) or (d) “control” (as such term is defined in the DPA) of the Company or any of its Subsidiaries.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01. Conduct of Business.

(a) Except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated, required or permitted by this Agreement or as set forth in Section 5.01(a) of the Company Disclosure Letter, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, (i) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to carry on its business in all material respects in the ordinary course of business consistent with past practice and (ii) to the extent consistent with the foregoing, the Company shall, and shall cause each of its Subsidiaries to, (A) use reasonable best efforts to preserve its business relationships with Money Transfer Agents and (B) use commercially reasonable efforts to (1) preserve its business relationships with banks, customers, vendors and others doing business with it, (2) maintain and preserve intact its and each of its Subsidiaries’ current business organizations, assets and Permits and (3) retain the services of its officers and key employees intact.

(b) Without limiting the generality of the foregoing, except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated, required or permitted by this Agreement or as set forth in Section 5.01(b) of the Company Disclosure Letter, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) other than transactions between and among the Company and its wholly-owned Subsidiaries, issue, sell, grant, dispose of or encumber any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests), Equity Interests, Company Securities, Company Subsidiary Securities or Company Voting Debt; provided, however, that the Company may grant awards in respect of or issue shares of Company Common Stock or other securities (A) under Company Plans as set forth on Section 5.01(b)(i)(A) of the Company Disclosure Letter or (B) as required pursuant to equity awards or obligations outstanding on the date hereof under the Company Plans in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement in accordance with clause (A);

(ii) other than transactions between and among the Company and its wholly-owned Subsidiaries, redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests) Equity Interests, Company Securities or Company Subsidiary Securities (other than pursuant to the forfeiture of, withholding of Taxes with respect to or the net settlement or cashless exercise of Company Equity-Based Awards);

(iii) other than transactions between and among the Company and its wholly-owned Subsidiaries, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Equity Interests, Company Securities or Company Subsidiary Securities;

(iv) adjust, split, combine, subdivide or reclassify any shares of its Equity Interests or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction;

(v) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial condition of another Person (collectively, “Indebtedness”), except for (A) intercompany Indebtedness among the Company and its wholly-owned Subsidiaries, (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made, entered into or drawn in the ordinary course of business consistent with past practice, (C) Indebtedness incurred (I) under the Revolving Credit Facility in the ordinary course of business consistent with past practice or (II) under other existing arrangements (including in respect of letters of credit) in the ordinary course of business consistent with past practice and not in excess of $1,000,000 in the aggregate, and (D) Indebtedness incurred in connection with the renewal, extension or refinancing of any Indebtedness or revolving facility or line of credit existing on the date of this Agreement (including the Revolving Credit Facility), provided, that no such Indebtedness shall include terms that are less favorable with respect to prepayment than the Indebtedness being so renewed, extended or refinanced;

(vi) enter into any swap or hedging transaction or other derivative agreements, except for (A) any such transaction or agreement entered into in the ordinary course of business consistent with past practice, including related to the foreign currency positions of the Company and its wholly-owned Subsidiaries, (B) any such transaction or agreement related to any Indebtedness or revolving facility or line of credit existing on the date of this Agreement (including the Revolving Credit Facility) and (C) renewals or extensions of any swap or hedging transactions or other derivative agreements existing on the date of this Agreement on terms that are materially similar to those terms in effect as of the date of this Agreement;

(vii) make any loans, capital contributions or advances to any Person other than (A) to the Company or any wholly-owned Subsidiaries of the Company, (B) pursuant to Section 5.01(b)(xi), or (C) in the ordinary course of business consistent with past practice and in the aggregate not to exceed $500,000;

(viii) sell, lease, exchange, transfer or otherwise dispose of to any Person, in a single transaction or series of related transactions (whether by merger, consolidation or sale of stock or assets or otherwise), any of its properties, assets or businesses, except (A) transfers, sales or leases between and among the Company and its wholly-owned Subsidiaries, (B) dispositions of assets or properties that are obsolete, worn out, surplus or no longer used or useful in the conduct of the business of the Company or any of its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice, (C) leases, subleases and licenses of real property, and expirations, terminations or surrenders of real property leases, subleases or licenses in accordance with their terms, in each case, in the ordinary course of business consistent with past practice, and (D) other sales, leases or dispositions of properties or assets with a fair market value not to exceed $100,000 individually or $500,000 in the aggregate;

(ix) transfer, sell, lease, license, subject to any Lien (other than a Permitted Lien), cancel, abandon or allow to lapse or expire any material Owned Company Intellectual Property except, in each case, in the ordinary course of business, consistent with past practice;

(x) grant any Lien (other than a Permitted Lien) on any of its material assets other than (A) to secure Indebtedness in existence at the date of this Agreement or permitted under Section 5.01(b)(v) or (B) to the Company or to a wholly owned Subsidiary of the Company;

(xi) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) (A) any Person, the capital stock or equity securities thereof or a material portion of the assets of any other Person or business, or division thereof, or (B) any material assets, in each case, except in the ordinary course of business consistent with past practice and if the aggregate amount of consideration paid by the Company and its Subsidiaries in connection with such acquisition shall not exceed $500,000;

(xii) except as required by the terms of any Company Plan in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement, (1) grant to any employee or director any increase in compensation or benefits, other than increases in annual base salary or target cash incentive opportunities to (x) employees other than Executive Officers which are made in the ordinary course of business consistent with past practice in connection with promotions or as part of the Company’s annual performance reviews and (y) Executive Officers which are made in the ordinary course of business, consistent with past practice, in connection with promotions or as part of the Company’s annual performance reviews that do not exceed 3% of compensation in effect on the date hereof; (2) establish, adopt, enter into or amend any Company Plan; (3) take any action to accelerate any rights or benefits under any Company Plan; (4) hire or promote any employee or terminate the employment of any employee without cause, other than hirings and promotions in the ordinary course of business consistent with past practice for employees other than Executive Officers; or (5) take any action which would reasonably be expected to constitute “good reason” (or any similar term) under any agreement entered into with any employee of the Company or any of its Subsidiaries or any Company Plan; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from providing employees other than Executive Officers who are newly hired or promoted based on job performance or workplace requirements, in each case, in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (including equity-based and cash-based incentive grants) that have a value that is consistent with the value of the plans, agreements, benefits and compensation arrangements previously provided to newly hired or promoted employees in similar positions;

(xiii) establish or recognize any labor union, labor organization, works council or other staff representative body;

(xiv) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN (or any equivalent provisions under applicable Law);

(xv) make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required by (A) GAAP (or any interpretation thereof), (B) any applicable Law, including Regulation S-X under the Securities Act, or (C) any Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xvi) make (other than consistent with past practice), change or revoke any material Tax election, adopt or change any material Tax accounting method or change any Tax accounting period, enter into any closing agreement or agreement in respect of material Taxes with any Governmental Authority, settle any audit, examination, or other proceeding with respect to any material amount of Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, incur any liability for material Taxes outside the ordinary course of business, fail to pay any material Tax that becomes due and payable (including any estimated tax payments), prepare or file any Tax Return in a manner inconsistent with past practice, or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax;

(xvii) amend the Company Charter Documents or amend in any material respect (or in any respect adverse to Parent, any of its Subsidiaries or the Transactions) the comparable organizational documents of any Subsidiaries of the Company;

(xviii) settle (or enter into any Contract involving or providing for the settlement of, or other arrangements providing concessions with respect to) any pending or threatened Action against the Company or any of its Subsidiaries, other than settlements of any pending or threatened Action (A) if involving a Governmental Authority and such settlement or other arrangement is solely for payments not in excess of $500,000 in the aggregate, (B) if involving a non-Governmental Authority and the aggregate amount of such settlements payable by the Company or any of its Subsidiaries shall not exceed $500,000 in the aggregate or (C) reflected or reserved against in the balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Company Filed SEC Documents for an amount not in excess of the amount so reflected or reserved (in each case with respect to the foregoing clauses (A), (B) or (C), excluding any amount that may be paid under insurance policies or indemnification agreements); provided, however, that, in each case, (1) any such settlement must include a complete release of the Company and its Subsidiaries and (2) no settlement of any pending or threatened Action may involve any injunctive or equitable relief or impose restrictions on the business activities of the Company and its Subsidiaries or result in any changes in business practices of the Company or any of its Subsidiaries, including the use of any Money Transmitter License;

(xix) consummate (A) any plan of complete or partial liquidation or dissolution of the Company or any of the Company’s Subsidiaries, (B) a restructuring, recapitalization or other reorganization of the Company, or (C) a restructuring, recapitalization or other reorganization of any of its Subsidiaries;

(xx) make capital expenditures, except, in each case, for capital expenditures: (A) consistent with the capital expenditures budget set forth in Section 5.01(b)(xx) of the Company Disclosure Letter, plus an additional amount not in excess of 10% of the budgeted amount for each principal category set forth in such capital expenditure budget, or (B) to repair damage to facilities, properties or assets resulting from insured casualty events or to maintain the safety of individuals or such facilitates, properties and assets;

(xxi) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries except in the ordinary course consistent with past practice;

(xxii) fail to maintain in full force and effect in all material respects, or fail to promptly replace or renew, (A) the material insurance policies of the Company and its Subsidiaries to the extent commercially reasonable and (B) the Money Transmitter Licenses (including any such additional Money Transmitter Licenses as may be required during the Pre-Closing Period to continue to operate in the ordinary course of business in all material respects);

(xxiii) take any action, or fail to take any action, in either case, that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI to not be satisfied, or the result of which would reasonably be expected to materially impair or materially delay the consummation of the Transactions;

(xxiv) engage in any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xxv) (A) terminate (other than any termination in accordance with the terms thereof that occurs automatically or any termination relating to a counterparty’s material breach) or amend in any material respect any Material Contract or (B) enter into any Contract which if entered into prior to the date hereof would be a Material Contract, in whole or in part, because of clauses (ii), (viii) or (xiv) of Section 3.16(a); or

(xxvi) authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions;

provided, that to the extent any action referenced in this Section 5.01(b) would otherwise be permitted as a result of it being a transaction between and among the Company and its wholly-owned Subsidiaries, any such actions may only be permitted to the extent that such action is not reasonably expected to adversely affect Parent or the consummation of the Transactions.

(c) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02. Solicitation; Change in Recommendation.

(a) Except as permitted by this Section 5.02, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 7.01, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, a Takeover Proposal or a Potential Takeover Proposal (including but not limited to, furnishing to any other Person any non-public information in connection with, or for the purpose of encouraging, a Takeover Proposal); (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning (except to notify any Person of the provisions of this Section 5.02), or provide access to its properties, books and records or any confidential information or data to any Person in connection with or relating to any Takeover Proposal or a Potential Takeover Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Takeover Proposal; (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement), merger agreement, acquisition agreement, or other similar agreement for, relating to or in connection with any Takeover Proposal or a Potential Takeover Proposal (each, a “Company Acquisition Agreement”); or (v) resolve or agree to do any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than Parent and its Representatives) conducted heretofore in connection with a Takeover Proposal or a Potential Takeover Proposal and shall immediately following execution of this Agreement terminate such Person’s access to any existing electronic data room related thereto. The Company also agrees that within two (2) Business Days after the execution of this Agreement, the Company shall instruct each Person (other than the parties hereto and their respective Representatives in their capacity as such) that has within twelve (12) months prior to the date hereof executed a confidentiality agreement in connection with its consideration of a possible Takeover Proposal or possible business combination, merger or other similar transaction involving the Company or any of its Subsidiaries to promptly return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof (unless such request has previously been made).

(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time on or after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives an unsolicited Takeover Proposal that did not result from any material breach of Section 5.02(a), then (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal or its or their Representatives (A) through the submission of written questions solely to clarify the terms and conditions of such Takeover Proposal (and not to negotiate); provided, that the Company (1) shall in such written submission instruct such Person or group of Persons and its or their Representatives to respond only by writing, (2) shall provide Parent with copies of any such written questions concurrently with delivery to such Person or Persons or its or their Representatives and responses thereto within twenty-four (24) hours after receipt thereof and (3) shall not engage in any discussions with such Person or group of Persons or its or their Representatives regarding any Takeover Proposal or Potential Takeover Proposal other than as permitted in clause (B) or (C) below, (B) to request that any Takeover Proposal made orally be made in writing or (C) to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.02; provided, that with respect to clauses (A) through (C), nothing herein shall permit the Company or any of its Representatives to negotiate with any such Person or group of Persons making the Takeover Proposal or its or their Representatives without complying with the applicable terms of this Agreement; and (ii) if the Board of Directors of the Company or the Strategic Alternatives Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal (a “Qualifying Takeover Proposal”), then, prior to the receipt of the Company Stockholder Approval, as long as such Takeover Proposal constitutes a Qualifying Takeover Proposal, the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement (to the extent not already in existence) with the Person or group of Persons making such Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries and/or provide access to the properties, books, Contracts and records of the Company and its Subsidiaries, in each case, to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided, however, that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives, and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources; provided, however, that the Company shall promptly (and no later than 24 hours) provide written notice to Parent that the Board of Directors of the Company or the Strategic Alternatives Committees has determined that a Takeover Proposal constitutes a Qualifying Takeover Proposal.

(c) Following the execution of this Agreement and prior to the Company Stockholder Approval, the Company shall promptly (and in any event within 24 hours) notify Parent in writing in the event that the Company or any of its Subsidiaries or its or their Representatives receives any inquiry, proposal, offer or request for information after the execution of this Agreement that constitutes, or could reasonably be expected to result in or lead to, any Takeover Proposal, which notice shall include the identity of the Person or group of Persons making such inquiry, proposal, offer or request for information and, with respect to any such proposal or offer, a summary of the material terms and conditions of such proposal or offer and copies of any draft agreements, term sheets, indications of interest or similar documents received from such Person or group of Persons or its or their Representatives, in each case, relating to such Takeover Proposal. The Company shall not enter into any confidentiality agreement with any Person after the date of this Agreement that prohibits it from complying with the foregoing obligations. The Company shall (i) keep Parent reasonably informed on a reasonably current basis of material changes in the status of, and any material developments relating to any such Takeover Proposal or Potential Takeover Proposal or the negotiations thereof or discussions related thereto and (ii) as promptly as reasonably possible provide Parent with copies of any draft agreements, indications of interest or similar documents received by the Company or any of its Subsidiaries or any of its or their respective Representatives from or on behalf of the Person or group of Persons making such Takeover Proposal or any of its or their Representatives or provided by or on behalf of the Company or any of its Subsidiaries or any of its or their respective Representatives to the Person or group of Persons making such Takeover Proposal or any of their Representatives, in each case, relating to such Takeover Proposal. For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) will be subject to the terms of the Nondisclosure Agreement. Without limiting the foregoing, it is understood that any violation of any of the restrictions contained in this Section 5.02 by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives made at the direction or on behalf of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.02 by the Company if the Company would not otherwise be permitted to take or refrain from taking such action by this Section 5.02.

(d) None of the Board of Directors of the Company (or any committee thereof, including or the Strategic Alternatives Committee) shall, directly or indirectly:

(i)

(A) fail to make or include the Company Board Recommendation in the Proxy Statement,

(B) withhold, withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation,

(C) recommend the approval or adoption of, or endorse, approve or adopt, or submit to a vote of any securityholders of the Company, or publicly propose to recommend, endorse, approve or adopt or submit, any Takeover Proposal, or

(D) fail to recommend against any Takeover Proposal that has been publicly disclosed by the date that is the earlier of (I) five Business Days prior to the Company Stockholders’ Meeting and (II) ten (10) Business Days after the public disclosure thereof.

Notwithstanding the foregoing clauses (A) through (D) in this Section 5.02(d)(i), the Board of Directors of the Company or the Strategic Alternatives Committee may, and may cause the Company to:

(1) make a customary “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act instructing the stockholders of the Company not to take any action in respect of a publicly disclosed Takeover Proposal pending further communication from the Board of Directors of the Company or the Strategic Alternatives Committee, provided, that such communication includes a statement that the Board of Directors of the Company and the Strategic Alternatives Committee have not changed or withdrawn the Company Board Recommendation,

(2) elect to take no position with respect to a Takeover Proposal that is a tender offer or exchange offer until the earlier of (I) the close of business on the fifth Business Day prior to the Company Stockholders’ Meeting and (II) the close of business on the tenth Business Day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act, so long as on the tenth Business Day the Board of Directors of the Company and the Strategic Alternatives Committee publicly recommend against such tender offer or exchange offer,

(3) if the Company has received a Takeover Proposal and the Board of Directors of the Company or the Strategic Alternatives has determined that such Takeover Proposal constitutes a Qualifying Takeover Proposal and complied with the terms of this Agreement with respect thereto, if required by Law, disclose that the Company has received such Takeover Proposal and determined that such Takeover Proposal constitutes a Qualifying Takeover Proposal, provided that such disclosure states that the Board of Directors of the Company and the Strategic Alternatives Committee have not changed or withdrawn the Company Board Recommendation, and

(4) if the Company has received a Superior Proposal, complied with the terms of this Agreement with respect thereto and delivered to Parent a notice in accordance with this Section 5.02(d), if required by Law, disclose that the Company has delivered such notice and determined that the applicable Qualifying Takeover Proposal constitutes a Superior Proposal (each action described in clause (i)(A) through clause (i)(D) of this Section 5.02(d) being referred to as an “Adverse Recommendation Change”; provided that the actions set forth in the foregoing clauses (1), (2), (3) and (4) of this Section 5.02(d)(i) shall not, in and of itself, be an Adverse Recommendation Change (except that in the case of clause (4), such disclosure shall be deemed an Adverse Recommendation Change unless immediately following expiration of the Notice Period, the Company publicly announces that such Takeover Proposal does not constitute a Superior Proposal, rejects such Takeover Proposal and reaffirms the Company Board Recommendation));

(ii) execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any Company Acquisition Agreement, other than any Acceptable Confidentiality Agreement in accordance with Section 5.02(b);

(iii) take any action to make the provisions of any Takeover Law or any restrictive provision of any applicable anti-takeover provision in the articles of incorporation or bylaws of the Company, inapplicable to any transactions contemplated by an Takeover Proposal (including approving any transaction under the DGCL); or

(iv) resolve, agree or propose to take any such actions.

Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or the Strategic Alternatives Committee may (I) make an Adverse Recommendation Change referred to in clauses (i)(A) or (i)(B) of the definition thereof in response to an event, occurrence, change, effect, condition, development or state of facts or circumstances (other than related to a Takeover Proposal or Superior Proposal, or any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal or Superior Proposal) that is material to the Company and its Subsidiaries, taken as a whole, and was neither known to, nor reasonably foreseeable by, the Board of Directors of the Company or the Strategic Alternatives Committee as of the date of this Agreement (or, if known, the consequences of which were not known or reasonably foreseeable to the Board of Directors of the Company or the Strategic Alternatives Committee as of the date of this Agreement) (an “Intervening Event”) (where, for the avoidance of doubt, (x) the fact, in itself, that the Company meets or exceeds projections, forecasts or estimates (it being understood that the underlying causes of (or contributors to) such performance that are not otherwise excluded from the definition of Intervening Event may be taken into account) and (y) changes, in themselves, in the price of the Company Common Stock or the trading volume thereof shall be considered known and reasonably foreseeable occurrences (it being understood that the underlying causes of (or contributors to) such changes in price or trading volume that are not otherwise excluded from the definition of Intervening Event may be taken into account)) or (II) if the Company has received a binding offer for a Superior Proposal and the Company has complied in all material respects with this Section 5.02 in relation to such Superior Proposal, (A) make an Adverse Recommendation Change and (B) cause the Company to enter into a definitive agreement to consummate such Superior Proposal and terminate this Agreement pursuant to Section 7.01(d)(ii), if the Board of Directors of the Company or the Strategic Alternatives Committee has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of clause (I), where the Adverse Recommendation Change is made in response to an Intervening Event, failure to take such action is likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) in the case of clause (II), where such action is taken in response to a binding offer for a Superior Proposal, the failure to make an Adverse Recommendation Change and terminate this Agreement and enter into a definitive agreement to effect such Superior Proposal is likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company or the Strategic Alternatives Committee shall not, and shall cause the Company not to, take any action set forth in clause (I) or (II) unless (1) the Company has given Parent at least five (5) calendar days’ prior written notice (the “Notice Period”) of its intention to take such action (which notice itself shall not constitute an Adverse Recommendation Change, and which notice shall specify, as applicable, the Intervening Event and the reason for such Adverse Recommendation Change or the identity of the party making such Superior Proposal and include a copy of such definitive acquisition agreement to be entered into in connection with such Superior Proposal), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the Notice Period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal or such Intervening Event would no longer require an Adverse Recommendation Change, as applicable, and (3) following the end of the Notice Period, the Board of Directors of the Company or the Strategic Alternatives Committee shall have considered in good faith such binding offer, and shall, after consultation with its financial advisors and outside legal counsel, have determined that such Qualifying Takeover Proposal would continue to constitute a Superior Proposal if the revisions proposed in Parent’s binding offer were to be given effect and the failure to take such action is likely to be inconsistent with the directors’ fiduciary duties under applicable Law or such Intervening Event continues to require an Adverse Recommendation Change, as applicable; provided, however, that if during the Notice Period any revisions are made to the Takeover Proposal and such revisions are material (it being understood and agreed that any change to pricing or any other material amendment or revision to the terms of such Qualifying Takeover Proposal that was previously the subject of a notice hereunder shall be considered material), then any such revisions shall require the Company to deliver a new notice and to comply with the requirements of this Section 5.02(d) with respect to such new notice except that the Notice Period shall be three (3) calendar days instead of five (5) calendar days.

(e) Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or the Strategic Alternatives Committee from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law; provided, however, that, this Section 5.02(e) shall not be deemed to permit any of the Company, the Board of Directors of the Company or any committee of the Board of Directors of the Company to make an Adverse Recommendation Change unless, in each case, the Company, Board of Directors of the Company (including the committees thereof) have complied with Section 5.02(d) (it being agreed that a “stop, look and listen” communication to the Company’s stockholders as contemplated under the Exchange Act that recommends to the stockholders of the Company not to take any action with respect to a Takeover Proposal pending further communication from the Company or a factually accurate public statement by the Company that describes the Company’s receipt of a Qualifying Takeover Proposal and the operation of this Agreement with respect thereto shall not, in and of itself, be deemed to be an Adverse Recommendation Change or give rise to a Parent termination right pursuant to Section 7.01(c)(ii), provided that any such communication states that the Board of Directors of the Company and the Strategic Alternatives Committee have not changed or withdrawn the Company Board Recommendation).

(f) As used in this Agreement, “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Nondisclosure Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Takeover Proposals, or (ii) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons; provided, however, that any Acceptable Confidentiality Agreement shall not prohibit compliance by the Company or any of its Subsidiaries with any of the provisions of this Agreement.

(g) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or the Strategic Alternatives Committee) or twenty percent (20%) or more of the consolidated revenues, operating income or net income, including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of securities representing twenty percent (20%) or more of the voting power of the then outstanding Company Common Stock or other voting securities of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning securities representing twenty percent (20%) or more of the voting power of the then outstanding Company Common Stock or other voting securities of the Company, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or the Strategic Alternatives Committee) or securities representing twenty percent (20%) or more of the aggregate voting power of the Company’s then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, (v) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization, take private transaction or other similar transaction) of twenty percent (20%) or more of the total voting power of the outstanding Company Common Stock, (vi) any transaction in which the holders of the voting power of the Company immediately prior to such transaction own 80% or less of the voting power of the Company immediately following the transaction, or (vii) any combination of the foregoing; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

(h) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Qualifying Takeover Proposal made after the date hereof that the Board of Directors of the Company or the Strategic Alternatives Committee has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (i) is more favorable to the Company’s stockholders than the Transactions from a financial point of view (taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement and the potential time delays)) and (ii) is reasonably capable of being completed taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement, in the case of clause (i) and (ii), considered relevant by the Board of Directors of the Company or the Strategic Alternatives Committee; provided, however, that for purposes of the definition of “Superior Proposal”, the references to “twenty percent (20%)” and eighty percent (80%) in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%)”.

(i) Any proposals or offers made by Parent in response to a Takeover Proposal (and, if required by applicable Law, the disclosure of such proposals or offers) shall not be deemed to be a violation or breach of the Nondisclosure Agreement.

SECTION 5.03. Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Affiliates to use) reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to as promptly as reasonably practicable (i) consummate and make effective, in the most expeditious manner reasonably practicable (and in any event no later than the Outside Date), the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary, proper and advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions, (iv) defend or contest in good faith any Action brought by any Governmental Authority or a third party or any Judgment that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions and (v) file all applicable Money Transmitter License surrender applications with respect to Envios de Valores La Nacional Corp. in the Specified Jurisdictions and obtain all related approvals from any applicable Governmental Authority that are necessary, proper or advisable to effect such Money Transmitter License surrenders. In the event that the parties hereto shall fail to obtain any such third party consent (other than with a Governmental Authority), the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and its Subsidiaries resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent from any such third parties (other than Governmental Authorities) with respect to any transaction contemplated by this Agreement, (A) none of the Company or any of its Subsidiaries shall be required to, or, without the prior written consent of Parent, shall, pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person, and (B) none of Parent, Merger Sub or any of their Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

(b) Notwithstanding anything to the contrary, nothing in this Agreement shall require Parent, any of its Subsidiaries or any of its Affiliates to (and the Company and its Subsidiaries shall not, without the prior written consent of the Parent) (i) divest or hold separate any assets, voting securities, entities, or business lines of Parent or any of its Subsidiaries or Affiliates or of the Company or any of its Subsidiaries, (ii) terminate or modify any existing relationships or contractual rights of Parent or any of its Subsidiaries or Affiliates or of the Company or any of its Subsidiaries, (iii) (A) limit the conduct or actions to be taken after the Closing of Parent or any of its Subsidiaries or Affiliates or of the Company or any of its Subsidiaries or (B) modify any of the business or operational practices of Parent or any of its Affiliates or the Company or any of its Affiliates or (iv) enter into a consent decree or order requiring the divestiture, licensing or holding separate of any assets or voting securities or the termination or modification of existing relationships and contractual rights.

(c) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use (and shall cause their respective Affiliates to use) reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(d) Notwithstanding anything to the contrary herein, Parent, after, to the extent permitted by law, consulting in good faith with the Company and considering in good faith the Company’s views and comments (and including in any filing, correspondence, document, response or other communication, any comments reasonably proposed by the Company), shall have the principal responsibility for (i) controlling the timing and strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority in connection with the Transactions and (ii) coordinating the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto.

(e) In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to make (and cause its Affiliates to make) (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement (and in any event within twenty (20) Business Days following the date hereof), unless otherwise agreed by the parties hereto, and (ii) subject to the following sentence, such filings and submissions to the extent required in connection with obtaining the applicable Money Transmitter Requirement Approvals as promptly as reasonably practicable following the date of this Agreement. With respect to the Money Transmitter Requirement Approvals, each of the parties hereto agrees to use its reasonable best efforts and cooperate with the other parties in (i) timely making inquiries with Governmental Authorities regarding the Money Transmitter Requirement Approvals (if and to the extent necessary to determine if a filing or submission is required or advisable in connection with the Merger), (ii) determining if any Money Transmitter Requirement Approvals are not required by Governmental Authorities in connection with the Merger and (iii) timely making such filings and submissions required to be made by it in connection with obtaining the applicable Money Transmitter Requirement Approvals (except with respect to such jurisdictions where the parties agree that no Money Transmitter Requirement Approval or filing or submission in connection therewith is required or advisable). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to supply (and cause their respective Affiliates to supply) as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested by the relevant Governmental Authority with respect to the Antitrust Laws or in connection with the foregoing filings, notices, applications and notifications following submission thereof (subject, for the avoidance of doubt, to applicable confidentiality obligations). Parent and the Company will each be responsible for fifty percent (50%) of all filing fees in connection with any filings required to be made pursuant to this Section 5.03(d).

(f) The Company shall not commit (and shall cause its Affiliates not to commit) to or agree with any Governmental Authority to (i) stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement, understanding or commitment with any Governmental Authority in connection with the foregoing, or (ii) withdraw (including, for the avoidance of doubt, by withdrawing and immediately re-filing) any application, filing or other submission in respect of any Antitrust Laws, in each case of the foregoing clauses (i) and (ii), without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned). Parent may take any actions described in the immediately preceding sentence after consultation with the Company and the consideration in good faith of the Company’s views and subject to Parent’s obligations under Section 5.03(a).

(g) In furtherance and not in limitation of the foregoing, each of the parties hereto shall use (and shall cause their respective controlled Affiliates to use) reasonable best efforts to (i) promptly cooperate in all respects with each other in connection with any necessary, proper or advisable submissions, consents, approvals, filings, petitions, statements, licenses, permits, authorizations, declarations, notifications, registrations, submissions of information, applications, reports, analyses, presentations, memoranda, briefs, arguments, waivers, exemptions, clearances, orders, confirmations and other documents with the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before the FTC, DOJ or any other Governmental Authority relating to the Transactions or any proceeding initiated by a private Person (including, but not limited to, providing each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger or any other transactions), (ii) keep the other parties hereto reasonably informed in all material respects and on a reasonably timely basis of any material written or verbal communication received by such party from, or given by such party to, the FTC, DOJ or any other Governmental Authority (including by promptly sending the other parties a copy of all documents, information, correspondence or other communications) regarding any of the Transactions and giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Authority, to the extent reasonably practical and not prohibited by such Governmental Authority, (iii) subject to applicable Laws and the Nondisclosure Agreement relating to the exchange of information, and to the extent reasonably practicable, promptly consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or the FTC, DOJ or any other Governmental Authority in connection with the Transactions, other than “transaction-related documents” as that term is used in the rules and regulations under the HSR Act, (iv) to the extent permitted by the FTC, DOJ or such other applicable Governmental Authority or other Person, give representatives of the other parties hereto the opportunity to attend and participate in any meeting or conference (whether in person, by telephone or otherwise) in connection with the Transactions, and (v) promptly obtain all consents, registrations, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations necessary, proper or advisable to be obtained from, or renewed with, the FTC, DOJ and any other Governmental Authority. Prior to submitting any document or any information relating to the Transactions or the parties (whether formally or informally, in draft form or final form) to the FTC, DOJ or any other Governmental Authority, a party shall send the other parties such document or information reasonably in advance of such submission, and such document or information shall not be submitted to the FTC, DOJ or any other Governmental Authority without the prior written consent of the other parties (such consent not to be unreasonably withheld, conditioned or delayed). No party shall meet or engage in material conversations with any Governmental Authority or representative of such Governmental Authority in connection with obtaining any such consent, authorization, order and approval unless, to the extent reasonably practicable, it consults with the other parties in advance and, to the extent not precluded by applicable Law or regulation or exempted by this Agreement, offers the other parties the opportunity to participate in such meeting or conversation. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority to the extent reasonably practical and not prohibited by such Governmental Authority.

(h) Notwithstanding anything to the contrary in this Section 5.03, each of the parties hereto (and each of their respective Affiliates) may, as each reasonably deems necessary or advisable: (i) designate any competitively sensitive material provided to the others under this Section 5.03 as “outside counsel only” and such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written consent is obtained in advance from the source of the materials, (ii) redact documents and information as necessary to comply with contractual obligations, as necessary to avoid adversely impacting or jeopardizing any legal privilege or work product doctrine or as necessary to protect personal information; and (iii) exclude the others from any meeting or conference (whether in person, by telephone or otherwise) with any Governmental Authority to the extent it addresses any information of the nature contemplated by the foregoing clauses (i) and (ii).

(i) For the avoidance of doubt, to the extent this Agreement is validly terminated pursuant to Article VII, a party hereto shall be enabled to take any action that was otherwise prohibited or conditioned upon the consent of the other party hereto without such consent.

SECTION 5.04. Public Announcements. Unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult (and shall cause their respective Affiliates to consult) with each other before issuing, and give each other the opportunity to review and comment upon (which comments each party shall take into account in good faith), any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system to which any party hereto is subject, in which case the party required to make such disclosure shall use its reasonable best efforts to allow, to the extent legally permitted, each other party reasonable time to comment on such disclosure in advance of its issuance, or is consistent with prior public communications previously consented to by the other parties. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the foregoing, this Section 5.04 shall not apply to any press release or other public statement made by any party hereto which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the other parties hereto that has not been previously announced or made public in accordance with the terms of this Agreement. Notwithstanding the foregoing, the restrictions set forth in this Section 5.04 shall not apply in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby.

SECTION 5.05. Access to Information; Confidentiality.

(a) Subject to applicable Law and any applicable Judgment, upon reasonable notice, the Company shall afford to Parent and its Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing with respect to the negotiation and execution of the terms of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or the Strategic Alternatives Committee regarding any Takeover Proposal or Adverse Recommendation Change) and the Company shall furnish promptly to Parent and its Representatives such information concerning its and its Subsidiaries business, personnel, assets, Governmental Authority, customer, vendor and agent relationships, liabilities and properties as Parent may reasonably request (other than any information that the Company determines in its reasonable judgment relates to the negotiation and execution of this Agreement, or, except as contemplated by Section 5.02, to any Takeover Proposal, or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or the Strategic Alternatives Committee regarding any Takeover Proposal or Adverse Recommendation Change); provided, however, that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, that (A) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would (i) have the impact set forth on Section 5.05(a) of the Company Disclosure Letter, (ii) result in the disclosure of Trade Secrets or competitively sensitive information to third parties (other than, for the avoidance of doubt, Parent and its Subsidiaries and their respective representatives), (iii) violate applicable Law or an applicable Judgment, (iv) jeopardize, on the advice of outside legal counsel, the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (v) adversely affect in any material respect the interests of the Company or any of its Subsidiaries relative to any third party (excluding, for the avoidance of doubt, Parent and its Subsidiaries) in any pending or threatened third party Action or (vi) expose the Company to risk of liability for disclosure of personal information; provided, in each case, that the Company has used commercially reasonable efforts to provide such access or disclose such information in a manner that does not result in such a disclosure, violation or jeopardization, or (B) involve any environmental sampling or testing. Until the Effective Time, all information provided (including information provided by the Company, its Subsidiaries or any of their respective Representatives pursuant to Section 5.13(a)) will be subject to the terms of the nondisclosure agreement dated as of December 5, 2024, by and between the Company and Parent (the “Nondisclosure Agreement”).

SECTION 5.06. Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless each current or former director or officer of the Company and its Subsidiaries and each other Person who at the Effective Time is, or at any time prior to the Effective Time was, indemnified or entitled to be indemnified by the Company or its Subsidiaries pursuant to the Company Charter Documents or the organizational documents of such Subsidiaries, as applicable, as in effect on the date of this Agreement or pursuant to any other agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and such Person (each, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, manager, officer, employee or agent (solely, with respect to agents, to the extent of any underlying contractual indemnification obligation that is binding on the Company or any of its Subsidiaries as of the Closing Date) of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, manager, officer, employee or agent (solely, with respect to agents, to the extent of any underlying contractual indemnification that is binding on the Company or any of its Subsidiaries as of the Closing Date) of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or expense advancement right of any Indemnitee) and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification, advancement of expenses or exculpation from liabilities between the Company or any of its Subsidiaries and any Indemnitee. To the fullest extent permitted by applicable Law, if successful in whole or in part in any such Action, or in an Action brought against such Indemnitee to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid also the expense (including attorneys’ fees, costs and expenses) of prosecuting or defending such Action.

(b) Without limiting the foregoing, from and after the Effective Time for a period of six (6) years, to the fullest extent permitted by applicable Law, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation, and the Surviving Corporation shall cause the organizational documents of its Subsidiaries, to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, indemnification, exculpation and advancement of expenses, taken as a whole, in each case, of managers, directors and officers than are set forth as of the date of this Agreement in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any reasonable expenses (including reasonable attorneys’ fees, costs and expenses) of any Indemnitee under this Section 5.06 (including in connection with establishing or enforcing a right to indemnification or advancement of expenses referred to in this Section 5.06) as incurred to the fullest extent permitted under applicable Law; provided, however, that an advancement of expenses shall be made solely upon delivery of a written undertaking, by the Indemnitee, that he or she has met the standard of conduct necessary for indemnification applicable to him or her and to repay any amounts so advanced (without interest) if and to the extent that it is determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified or entitled to advancement of expenses or the standard of conduct for indemnification was not met. For the avoidance of doubt, an Indemnitee shall not be entitled to indemnification by Parent under this Section 5.06 if it is finally determined that such Indemnitee engaged in any bad faith, willful misconduct, fraud, gross negligence or is otherwise not entitled to such indemnification; provided, that for the avoidance of doubt, the foregoing portion of this sentence shall not affect an Indemnitee’s rights to be indemnified by the Surviving Corporation pursuant to the Company Charter Documents, under the organizational documents of the Company’s Subsidiaries or by contract or otherwise as in effect on the date of this Agreement; provided, that if an Indemnitee received advancement of expenses or indemnification pursuant to this Section 5.06 and it is determined that the Indemnitee engaged in any bad faith, willful misconduct, fraud, gross negligence or is otherwise not entitled to such indemnification, such Indemnitee shall repay all such amounts to Parent or the Surviving Corporation previously received, as applicable.

(c) At or prior to the Closing, the Company shall purchase or cause to be purchased a six (6)-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions; provided, that the maximum aggregate premium for such insurance that the Company shall be required to expend shall not exceed 300% of the annual directors’ and officers’ insurance premium for the Company’s current fiscal year, which annual premiums are set forth in Section 5.06(c) of the Company Disclosure Letter. The Surviving Corporation shall use reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnitee may have under the Company Charter Documents, under the organizational documents of the Company’s Subsidiaries as in effect on the date of this Agreement or by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies and their heirs and representatives shall be third-party beneficiaries of this Section 5.06).

(e) In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

SECTION 5.07. Employee Matters.

(a) For a period of one (1) year following the Effective Time (such period, the “Comparability Period”), Parent shall, and shall cause the Surviving

Corporation and its Subsidiaries to, provide (i) an annual base salary or hourly wage rate, as applicable, and target short-term cash incentive opportunity to each Person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) that are no less favorable taken as a whole than those in effect immediately prior to the Effective Time and (ii) a target long-term equity incentive opportunity to each Continuing Employee which is no less favorable than those provided to similarly-situated employees of Parent; and (iii) other employee benefits to each Continuing Employee that are no less favorable in the aggregate than either (A) those provided to such Continuing Employee immediately prior to the Effective Time, or (B) those provided to similarly-situated employees of Parent or its Subsidiaries.

(b) Without limiting the generality of Section 5.07(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and their respective Subsidiaries to, honor in accordance with their terms (including terms related to amendment and termination) all the Company Plans as in effect at the Effective Time.

(c) With respect to all employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries in which Continuing Employees are eligible to participate from and after the Effective Time, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off, and any severance plans), for all purposes (including determining eligibility to participate, level of benefits, and vesting), other than benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 5.07(a), Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to use commercially reasonable efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate following, and in the calendar year that includes, the Effective Time.

(e) For each Continuing Employee who is entitled to receive an annual bonus pursuant to the terms of a Company Plan, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, pay such Continuing Employee a bonus payment for the year in which the Effective Time occurs in accordance with the terms of the applicable Company Plan; provided that Parent may, after the Effective Time, in good faith make modifications to the performance metrics used to determine the amount of such payments to address the impact of the Transaction and the post-Closing structure of Parent, the Company and their respective Subsidiaries.

(f) At, and following the Closing, the Company shall, and Parent shall cause the Company to, pay through its or one of its Subsidiary’s payroll, any and all retention bonuses earned and payable under the terms of the Company Plan that is a Retention Bonus Program adopted by the Company on or prior to the date hereof.

(g) The provisions of this Section 5.07 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.07 is intended to, or shall constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing contained in this Agreement shall obligate Parent, the Surviving Corporation or any of their Affiliates to maintain any particular benefit plan, except in accordance with the terms of such plan, or retain the employment of any particular employee or individual service provider.

SECTION 5.08. Notification of Certain Matters; Stockholder Litigation.

(a) Prior to the Effective Time, Parent shall give prompt written notice to the Company, and the Company shall give prompt written notice to Parent, of (i) to the extent permitted under applicable Law, any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; and (ii) any Actions commenced or, to such party’s Knowledge, threatened against such party in relation to this Agreement or the Transactions. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation (including any class action or derivative litigation) against the Company or the Company’s directors or officers relating to this Agreement or the Transactions. The Company shall not settle any stockholder litigation against the Company or the Company’s directors relating to this Agreement or the Transactions without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned); provided, however, that the failure to settle any such litigation as a result of the absence of such prior written consent shall not permit Parent or Merger Sub to terminate this Agreement pursuant to Section 7.01(c)(i).

(b) Prior to the Effective Time, the Company shall give prompt written notice to Parent of (i) to the extent permitted under applicable Law, the commencement of any material investigation by a Governmental Authority or any material notice or other communication received by the Company or any of its Subsidiaries from any Governmental Authority in connection with a potential or ongoing investigation and (ii) any material Actions commenced or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in each case, where such notice is not already required to be provided to Parent pursuant to Section 5.08(a). To the extent permitted under applicable Law, the Company shall consult with Parent regarding any response or action plan with respect to the matters addressed in this Section 5.08(b).

SECTION 5.09. Merger Sub Expenditures and Distributions. From the date of this Agreement until the Effective Time, (a) Merger Sub shall not expend funds other than in connection with (i) the Transactions and the payment of related expenses and (ii) matters ancillary to its existence and (b) Merger Sub shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock.

SECTION 5.10. Parent Vote.

(a) Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof.

(b) Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

SECTION 5.11. Stock Exchange De-listing. Parent shall use its reasonable best efforts to cause the shares of Company Common Stock to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time and, prior to the Effective Time, the Company shall provide all reasonable cooperation requested by Parent in connection therewith.

SECTION 5.12. Preparation of Proxy Statement; Stockholders’ Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC. The Company shall cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act. Unless the Board of Directors of the Company or the Strategic Alternatives Committee has effected an Adverse Recommendation Change in accordance with Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent, Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise reasonably assist and cooperate with the Company in the preparation and filing of the Proxy Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and, subject to Section 5.02, shall use its reasonable best efforts to cause the definitive Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable (and in any event within five Business Days) after (i) if the Company does not receive comments from the SEC with respect to the preliminary Proxy Statement and does not reasonably believe that it will receive comments, the eleventh calendar day immediately following the date of filing of the preliminary Proxy Statement with the SEC and (ii) if the Company does receive comments from the SEC with respect to the preliminary Proxy Statement, clearance by the SEC with respect to such comments (the date in clause (i) or (ii), as applicable, the “SEC Clearance Date”). Prior to any filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.

(b) To the extent not prohibited by any Judgment by a court of competent jurisdiction, the Company shall, in accordance with the Company Charter Documents and the rules of Nasdaq to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC Clearance Date. Unless the Board of Directors of the Company or the Strategic Alternatives Committee has effected an Adverse Recommendation

Change in accordance with Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. The Company shall consult with Parent regarding the record date for the Company Stockholders’ Meeting and shall cause appropriate searches to be made in accordance with Rule 14a-13. The Company shall not change the record date for the Company Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, the Company may, in consultation with Parent, adjourn, recess or postpone the Company Stockholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Company has determined is reasonably likely to be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of the Company in advance of the Company Stockholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, (iii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval. Notwithstanding the foregoing, (A) the Company shall not adjourn, recess or postpone the Company Stockholders’ Meeting to a date that is more than twenty (20) days after the date on which the Company Stockholders’ Meeting was orginally scheduled without the prior written consent of Parent and (B) if Parent requests that the Company adjourn, postpone or recess the Company Stockholders’ Meeting to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, and at the time of such request Parent does not reasonably expect there to be sufficient proxies for purposes of obtaining the Company Stockholder Approval, the Company will do so; provided, that the Company will not be required to adjourn, postpone or recess the Company Stockholders’ Meeting under this clause (B) to a date that is more than twenty (20) days, in the aggregate, after the date on which the Company Stockholders’ Meeting was orginally scheduled.

(c) The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent, including by allowing Parent to participate in phone calls with the Company’s proxy solicitor regarding the proxy solicitation.

(d) Nothing in this Section 5.12 shall be deemed to prevent the Company or the Board of Directors of the Company or the Strategic Alternatives Committee from taking any action they are permitted or required to take under, and in compliance with, Section 5.02.

SECTION 5.13. Section 16 Matters. Prior to the Effective Time, the Company shall take all actions as may be required to cause any dispositions of Company Common Stock (including any derivative securities with respect to Company Common Stock) resulting from the

Merger by each officer or director of the Company who is subject to Section 16 of the Exchange Act, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.14. Payoff Letter. At the request of Parent made at least ten (10) Business Days prior to the Closing Date, the Company shall deliver to Parent at least two (2) Business Days prior to the Closing Date (with drafts being delivered in advance as reasonably requested by Parent) a customary payoff letter and all related release documentation with respect to the Company Credit Agreement in forms reasonably satisfactory to Parent, which payoff letter and related release documentation shall include the total amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the terms of the Company Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms), shall provide that all Liens and guarantees granted in connection therewith shall be automatically released and terminated upon the payment of such payoff amount on the Closing Date (or replacement, cash collateralization or backstop of existing letters of credit, as appliable) and shall evidence the termination or other satisfaction, upon payment of such payoff amount on the Closing Date (or replacement, cash collateralization or backstop of existing letters of credit, as applicable), of all obligations under the Company Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms).

SECTION 5.15. Communications with Money Transfer Agents. During the Pre-Closing Period, the Company and its Subsidiaries shall cooperate with Parent to develop and implement a communication plan concerning the Transactions with respect to communicating with and retaining existing Money Transfer Agents. During the Pre-Closing Period, any communications of the Company, any of its Subsidiaries or any of their respective Representatives with such existing Money Transfer Agents concerning the Transactions, including regarding post-Closing integration matters with Parent or any Subsidiary or Affiliate of Parent, shall be consistent with the communication plan mutually developed between the parties hereto. For the avoidance of doubt, any communication originated or made by Parent on behalf of the Company, at the Company’s instruction or consistent with the communication plan mutually developed between the parties hereto, is not meant to waive or be covered by the limitations provided by this Section 5.15.

SECTION 5.16. Financing Assistance from the Company. During the Pre-Closing Period, the Company shall use its reasonable best efforts to provide, and shall cause its Subsidiaries and Representatives to provide, at Parent’s sole cost and expense, such customary cooperation and customary and reasonably available financial information and data (including any required historical financial statements and information that may be necessary to prepare any required pro forma financial statements), in each case, that is in the possession of the Company at such time and reasonably requested by Parent in connection with any potential debt financing in connection with the Transaction, and at the request of Parent, customary “comfort letters” with respect to historical financial statements; provided, however, that no such cooperation shall be required to the extent it would unreasonably disrupt or interfere with the conduct of the business of the Company and its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with any debt financing, including the cooperation of the Company, its Subsidiaries and their respective Representatives contemplated by this Section 5.16, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the debt financing and any information used in connection therewith (other than historical information provided by the Company, its Subsidiaries or their respective Representatives specifically for use in connection therewith), in each case, except to the extent any of the foregoing was suffered or incurred as a result of bad faith, gross negligence or willful misconduct by the Company, any of its Subsidiary or any of their respective Representatives.

ARTICLE VI

Conditions to the Merger

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by each party hereto, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law (collectively, “Restraints”) shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger;

(b) HSR. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted; and

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with the DGCL.

SECTION 6.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.02(a)-(c) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for inaccuracies that are de minimis in the aggregate, (ii) the Company Fundamental Representations, disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, shall be true and correct in all material respects at and as of such earlier date) and (iii) the representations and warranties in Section 3.06(b) shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made as of such dates. The representations and warranties of the Company contained in this Agreement other than those Sections specifically identified in clause (i), (ii) or (iii) of this Section 6.02(a), disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, shall be true and correct at and as of such earlier date), except where the failure to be true and correct would not reasonably be expected to, individually or in the aggregate, (A) have a Company Material Adverse Effect or (B) prevent or materially delay, interfere with or impair (I) the consummation by the Company of any of the Transactions or (II) the compliance by the Company with its obligations under this Agreement that are to be performed at or prior to the Closing;

(b) Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement;

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect;

(d) Company Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by an executive officer of the Company, certifying that the conditions set forth in Sections 6.02(a), 6.02(b) and 6.02(c) have been satisfied; and

(e) Money Transmitter Requirement Approvals; Other Required Regulatory Approvals. (i) The applicable Money Transmitter Requirement Approvals (A) in the jurisdictions set forth on Section 6.02(e)(i) of the Parent Disclosure Letter and (B) in any other jurisdictions where required by applicable Law for the Company and its Subsidiaries to operate following the Closing in materially the same manner as operated as of the date of this Agreement shall have been received and remain in full force and effect and (ii) the consents, approvals or other clearances set forth in Section 6.02(e)(ii) of the Parent Disclosure Letter shall have been obtained and be in full force and effect.

SECTION 6.03. Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement, disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, shall be true and correct at and as of such earlier date), except where the failure to be true and correct would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Compliance with Covenants. Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement; and

(c) Parent Closing Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on behalf of Parent and Merger Sub by an executive officer of Parent, certifying that the conditions set forth in Sections 6.03(a) and 6.03(b) have been satisfied.

ARTICLE VII

Termination

SECTION 7.01. Termination. This Agreement may be terminated, and the Transactions abandoned, at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Stockholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either of the Company or Parent:

(i) if the Effective Time shall not have occurred on or prior to May 11, 2026 (as such date may be extended, the “Outside Date”); provided, however, that if, as of May 11, 2026, any of the conditions set forth in Section 6.01(b), Section 6.02(e) or Section 6.01(a) (to the extent due to a Restraint relating to any Antitrust Law, Money Transmitter Requirement Approval or the consents, approvals or other clearances set forth on Section 6.02(e)(i) of the Parent Disclosure Letter or Section 6.02(e)(ii) of the Parent Disclosure Letter) shall not have been satisfied or waived but all of the other conditions set forth in Article VI have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing, which conditions would reasonably be expected to be satisfied if the Closing were to occur on the Outside Date), then the Outside Date shall automatically be extended to August 10, 2026; provided further, that if, as of August

10, 2026, any of the conditions set forth in Section 6.02(e)(i) with respect to any state in which applicable Money Transmitter License surrender applications were not filed by Envios de Valores La Nacional Corp. prior to date of execution of this Agreement (each, a “Specified Jurisdiction”) or Section 6.01(a) (to the extent due to a Restraint relating to any Money Transmitter Requirement Approval or the consents, approvals or other clearances set forth on Section 6.02(e)(i) of the Parent Disclosure Letter, in each case, solely with respect to any Specified Jurisdiction) shall not have been satisfied or waived but all of the other conditions set forth in Article VI have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing, which conditions would reasonably be expected to be satisfied if the Closing were to occur on the Outside Date), then the Outside Date shall automatically be extended to November 10, 2026; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been the proximate cause of or resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint having the effect set forth in Section 6.01(a) (Restraints) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been the proximate cause of or resulted in the events specified in this Section 7.01(b)(ii) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(iii) if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(c) by Parent:

(i) if the Company shall have breached any of its representations or warranties (or such representations or warranties shall have become untrue or inaccurate) or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, untruth, inaccuracy or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) (Company Representations) or Section 6.02(b) (Company Compliance with Covenants) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, the Company shall not have cured such breach, untruth, inaccuracy or failure to perform within forty-five (45) calendar days following receipt by the Company of written notice of such breach, untruth, inaccuracy or failure to perform from Parent; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) if the Board of Directors of the Company or the Strategic Alternatives Committee shall have made an Adverse Recommendation Change; or

(d) by the Company:

(i) if either of Parent or Merger Sub shall have breached any of its representations or warranties (or such representations or warranties shall have become untrue or inaccurate) or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, untruth, inaccuracy or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) (Parent Representations) or Section 6.03(b) (Parent Compliance with Covenants) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, either Parent or Merger Sub, as applicable shall not have cured such breach, untruth, inaccuracy or failure to perform within forty-five (45) calendar days following receipt by Parent of written notice of such breach, untruth, inaccuracy or failure to perform from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) prior to receipt of the Company Stockholder Approval, to enter into a Company Acquisition Agreement that provides for a Superior Proposal pursuant to and in accordance with Section 5.02(d)(II) (Takeover Proposal constituting a Superior Proposal); provided that prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee due and payable under Section 7.03(a) so long as Parent has timely provided the Company with wire instructions for such payment.

SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the last sentence of Section 5.05 (Access to Information; Confidentiality), the second sentence of Section 5.16 (Financing Assistance from the Company), this Section 7.02, Section 7.03 (Termination Fees) and Article VIII (Miscellaneous Provisions), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except, subject to Section 7.03(d) (including the limitations on liability set forth therein), no such termination shall relieve any party from liability for damages to another party resulting from a Willful Breach of this Agreement or from Fraud (which liability the parties hereto acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions, and may include, to the extent proven, damages based on loss of the economic benefit of the Transactions to the other parties hereto and the stockholders of such other parties).

SECTION 7.03. Termination Fee.

(a) In the event that:

(i) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(iii) (failure to receive the Company Stockholder Approval) or Section 7.01(c)(i) (failure to comply with Company representations and covenants); provided that (A) a Takeover Proposal shall have been publicly made, proposed or communicated by a third party after the date of this Agreement (or in the case of a termination pursuant to Section 7.01(c)(i), made known to the Company) and not withdrawn prior to the date of the Company Stockholders’ Meeting or the breach of this Agreement, as applicable, and (B) within twelve (12) months after the date this Agreement is terminated, the Company or any of its Subsidiaries consummates a Takeover Proposal or enters into a definitive agreement with respect to a Takeover Proposal (whether or not with the Person or Persons that made the Takeover Proposal referred to in clause (A)) and consummates such Takeover Proposal described in this clause (B); provided, however, that, (1) for purposes of clauses (A) and (B) of this Section 7.03(a)(i), the references to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%)”, (2) with respect to a termination pursuant to Section 7.01(c)(i) (failure to comply with Company representations and covenants), such failure resulted from a Willful Breach by the Company and (3) if the purchase price and implied valuation of the Company provided for in such Takeover Proposal described in this clause (B) is less than that in the Takeover Proposal described in clause (A), then no Company Termination Fee shall be payable under this Section 7.03(a)(i) unless the Takeover Proposal in this clause (B) is with one or more of the Persons that made the Takeover Proposal described in clause (A) or one or more of their Affiliates; or

(ii) this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) (Adverse Recommendation Change) or (B) by the Company pursuant to Section 7.01(d)(ii) (entry into a Company Acquisition Agreement);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay or cause to be paid the Company Termination Fee to Parent or its designee by wire transfer of same-day funds so long as Parent has provided the Company with wire instructions for such payment (x) in the case of Section 7.03(a)(ii)(A), within two (2) Business Days after such termination, (y) in the case of Section 7.03(a)(ii)(B), substantially simultaneously with such termination (and in any event, not later than the next Business Day, provided that such termination will not be effective until the date of such payment), or (z) in the case of Section 7.03(a)(i), within two (2) Business Days after the consummation of the Takeover Proposal referred to in clause (B) thereof; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $19,800,000.00.

(b) In the event this Agreement is terminated by the Company or Parent pursuant to (A) Section 7.01(b)(i) and, at the time of such termination, all conditions set forth in Section 6.01 (Mutual Closing Conditions) and Section 6.02 (Conditions of Parent and Merger Sub to Closing) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) other than the condition set forth in Section 6.01(b) or Section 6.01(a) because of the existence of a Restraint under any applicable Antitrust Law, or (B) Section 7.01(b)(ii) as a result of a Restraint under any applicable Antitrust Law, then Parent shall pay or cause to be paid to the Company or its designee a termination fee of $27,300,000.00 in cash (the “Parent Termination Fee”) by wire transfer of same-day funds no later than two (2) Business Days after such termination so long as the Company has provided Parent with wire instructions for such payment; it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion.

(c) Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company, for the payment set forth in this Section 7.03, such paying party shall pay or cause to be paid to the other party or parties, as applicable, its or their reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such Action, together with interest on the Company Termination Fee or the Parent Termination Fee, as applicable, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(d) Subject in all respects to the Company’s injunction, specific performance and equitable relief rights set forth in Section 8.12 and the obligations of Parent under Section 7.03(c), other than in the case of a Willful Breach of this Agreement or Fraud, in the event the Parent Termination Fee is paid to the Company in circumstances for which such fee is payable pursuant to Section 7.03(b) and paid, payment of the Parent Termination Fee shall be the sole and exclusive monetary damages remedy of the Company and its Subsidiaries against Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated due to circumstances for which such fee is payable pursuant to Section 7.03(b), and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions due to a failure to consummate the Transactions as a result of such circumstances for which such fee is payable pursuant to Section 7.03(b). Subject in all respects to Parent’s injunction, specific performance and equitable relief rights set forth in Section 8.12 and the obligations of the Company under Section 7.03(c), other than in the case of a Willful Breach of this Agreement or Fraud, in the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a) and paid, payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of Parent or Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 8.12 and payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under Section 7.03, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in the Closing and any monetary damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

ARTICLE VIII

Miscellaneous

SECTION 8.01. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. Notwithstanding the foregoing, this Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02. Disclosure Letters. Inclusion of any information, item or matter in the Company Disclosure Letter or Parent Disclosure Letter shall not, in and of itself, constitute, or be deemed to be an admission by the Company or Parent, as applicable, or any of its Subsidiaries or any other Person, or to otherwise imply that any such information, item or matter (i) has had or would have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or otherwise represents an exception or material fact, event or circumstance for the purposes of the Agreement, (ii) did not arise in the ordinary course of business or (iii) meets or exceeds a monetary or other threshold specified for disclosure in the Agreement. Inclusion of any information, item or matter in the Company Disclosure Letter or Parent Disclosure Letter shall not constitute, or be deemed to be, an admission by any Person to any other Person of any information, matter or item whatsoever (including any violation of applicable Law or Judgment (or that disclosure is required under applicable Law or Judgment) or breach of Contract), nor shall it establish, or be deemed to establish, a standard for materiality or a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. In such cases where a representation or warranty is qualified by a reference to materiality or a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, the disclosure of any information, item or matter in the Company Disclosure Letter or Parent Disclosure Letter shall not imply that any other undisclosed information, item or matter that has a greater value or could otherwise be deemed more significant (x) is or is reasonably likely to be material or (y) has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Disclosure of any information, item or matter set forth in any section or subsection of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of the Agreement to which it corresponds in number and each other section or subsection of the Agreement to the extent that it is reasonably apparent on its face that such information, item or matter also qualifies or applies to such other section or subsection.

SECTION 8.03. Acknowledgment by the Company. Except for the representations and warranties made by Parent and Merger Sub in Article IV or in any certificate delivered by Parent in connection with the Merger, the Company (for itself and on behalf of its Representatives) acknowledges that neither Parent, Merger Sub nor any of their respective Subsidiaries, nor any other Person, (a) has made or is making, and the Company and its Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or their respective businesses, operations, properties, assets, liabilities or condition

(financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by the Company or any of its Representatives or (b) will have or be subject to any liability or obligation to the Company or any of its Representatives resulting from the delivery, dissemination or any other distribution to the Company or any of its Representatives (in any form whatsoever and through any medium whatsoever), or the use by the Company or any of its Representatives, of any information, documents or other material developed by or provided or made available to the Company or any of its Representatives in anticipation or contemplation of any of the Transactions. The Company, on behalf of itself and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters.

SECTION 8.04. Acknowledgment by Parent and Merger Sub. Each of Parent and Merger Sub acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company that it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties made by the Company in Article III or in any certificate delivered by the Company in connection with the Merger, Parent and Merger Sub (each for itself and on behalf of its Representatives) acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, (a) has made or is making, and each of Parent, Merger Sub and their respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their respective Representatives or (b) will have or be subject to any liability or obligation to Parent, Merger Sub or any of their respective Representatives resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business and strategic plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters. Parent and Merger Sub acknowledge (each for itself and on behalf of its Representatives) that they have conducted, to their satisfaction, their own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries.

SECTION 8.05. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business and Strategic Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Representatives, the negotiations of this Agreement or the course of the Transactions, Parent, Merger Sub and their respective Representatives have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Representatives) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub (each for itself and on behalf of its Representatives) are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business and strategic plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business and strategic plans), and that Parent, Merger Sub and their respective Representatives have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article III, any rights hereunder with respect thereto.

SECTION 8.06. Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval having first been obtained.

SECTION 8.07. Extension of Time, Waiver, etc. At any time prior to the Effective Time, either Parent or the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the covenants or agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing clauses (a) through (c)); provided, however, that following receipt of the Company Stockholder Approval, there shall be no waiver or extension of this Agreement that would require further approval of the stockholders of the Company without such approval having first been obtained. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, delayed or conditioned). No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.08 shall be null and void.

SECTION 8.09. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, PDF or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.10. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter, together with the Nondisclosure Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (a) from and after the Effective Time, if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration as provided in Section 2.01; (b) from and after the Effective Time, if the Effective Time occurs, the right of the holders of Company Equity-Based Awards to receive such amounts as provided for in Article II; (c) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06; (d) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.03(d); and (e) following the valid termination of this Agreement pursuant to Article VII, subject to Section 7.02 and the last sentence of this Section 8.10, the right of the Company, as sole and exclusive agent for and on behalf of the stockholders of the Company (which stockholders shall not be entitled to pursue such damages on their own behalf) (who are third party beneficiaries hereunder solely to the extent necessary for this clause (e) to be enforceable), to pursue damages for the loss of the Premium that such stockholders would have been entitled to receive pursuant to the terms of this Agreement if the Transactions had been consummated in accordance with its terms, which are intended for the benefit of, and shall be enforceable by, the Persons referred to respectively in clauses (a) through (e) above. Notwithstanding anything herein to the contrary, in accordance with Section 261(a) of the DGCL, the Company shall, in its sole and absolute discretion and as the sole and exclusive agent for and on behalf of the stockholders of the Company, have the sole and exclusive authority to take action on behalf of the stockholders of the Company to enforce the rights of such stockholders under this Agreement, including the rights granted pursuant to clause (e) of this Section 8.10 and the provisions of Section 7.02 with respect to the recovery of damages to the extent provided for therein; provided that the Company shall (i) be entitled to retain the amount of any payment received in connection with the enforcement by the Company of such rights and (ii) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the stockholders of the Company.

SECTION 8.11. Governing Law; Jurisdiction.

(a) This Agreement, and all Actions arising out of or relating to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8.11(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement or the Transactions shall be effective if notice is given in accordance with Section 8.14; provided, however, that nothing herein shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Law. The parties hereto agree that a final judgment issued by the above named courts in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 8.12. Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy would occur in the event that any provision of this Agreement is not performed, or is threatened not to be performed, in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. The parties hereto acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.11(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.03 shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.12 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.13. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION WITH RESPECT TO OR ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.13.

SECTION 8.14. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

The Western Union Company

7001 East Belleview Avenue

Denver, CO 80237

Attention: Thomas S. Hadley

Email: [***]

with copies (which shall not constitute notice) to:

The Western Union Company

7001 East Belleview Avenue

Denver, CO 80237
Attention: General Counsel’s Office
Email: [***]

Sidley Austin LLP
One South Dearborn Street

Chicago, Illinois 60603

Attention: Paul L. Choi

Scott R. Williams
Email: [***]
[***]

If to the Company, to it at:

International Money Express, Inc.

9100 South Dadeland Blvd.,

Suite 1100, Miami, Florida 33156
Attention: Andras Bende
Email: [***]

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Attention: Richard Hall, Esq.

Matthew L. Ploszek, Esq.
Email: rhall@cravath.com

mploszek@cravath.com

Holland & Knight LLP
701 Brickell Avenue, Suite 3300
Miami, Florida 33131
Attention: Ira Rosner, Esq.
Email: ira.rosner@hklaw.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 8.15. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.16. Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which the banking institutions in the City of New York, New York are authorized or required by Law or executive order to be closed.

“Business Intellectual Property” shall mean all Intellectual Property owned, purported to be owned, controlled, used or held for use by the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means any trade or business that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Charter Documents” means the Company Certificate of Incorporation and the Company Bylaws, each as amended and/or restated, as the case may be, and as in effect on the date hereof.

“Company Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of August 29, 2024, by and among the Company, as holdings, Intermex Wire Transfer, LLC, as borrower, Intermex Wire Transfer II, LLC, Intermex Wire Transfer Corp., and Envios de Valores La Nacional Corp., each as a guarantor thereto, the banks and other financial institutions party thereto as lenders, and KeyBank National Association, as administrative agent for the lenders and issuer of letters of credit thereunder, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company Equity Plan” means each of the Company’s (a) 2018 Omnibus Equity Compensation Plan, (b) 2020 Omnibus Equity Compensation Plan, and (c) Amended and Restated 2020 Omnibus Equity Compensation Plan, in each case, as may be amended from time to time and the forms of award agreement thereunder.

“Company Equity-Based Award” means an award of Company Options, Company RSUs, Company PSUs or Company Restricted Shares or any other stock-based award whether or not granted under a Company Equity Plan, excluding any awards or rights granted under the Company ESPP.

“Company ESPP” means the Company’s 2020 Employee Stock Purchase Plan, as may be amended from time to time.

“Company Fundamental Representations” means, collectively, the representations and warranties contained in Section 3.01(a) (Organization; Standing; Subsidiaries) (solely with respect to the first sentence), Section 3.01(b) (Organization; Standing; Subsidiaries) (solely with respect to the first sentence), Section 3.03 (Authority; Noncontravention) (other than Section 3.03(e)), Section 3.09 (Tax Matters), Section 3.20 (Opinion of Financial Advisors) and Section 3.21 (Brokers and Other Advisors).

“Company IT Assets” means the IT Assets owned by the Company and its Subsidiaries as of the date hereof and used in the operation of the businesses of the Company or any of its Subsidiaries.

“Company Lease” means any lease, sublease, license or other Contract (including any amendments, guaranties or other agreements related thereto) pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses or occupies any Leased Real Property.

“Company Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate with all other effects, changes, events or occurrences, has, or would be reasonably expected to have, a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, event or occurrence to the extent (A) generally affecting the industry in which the Company and its Subsidiaries operate or the economy, credit or financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) arising out of, resulting from or attributable to (1) changes or prospective changes in Law or in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing or any changes or prospective changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions; provided, however, that this clause (2) shall not apply with respect to (I) the portions of the representations and warranties (in whole or in relevant part) made by the Company in Section 3.03(e), Section 3.04, Section 3.05(c), Section 3.10(f) or Section 3.13(d), the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the Transactions (or the related condition to consummation of the Transactions) or (II) the obligation in Section 5.01(a)(i); (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, (4) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events, (5) any action taken by the Company or its Subsidiaries that is required by this Agreement (other than the obligation in Section 5.01(a)(i)) or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (6) any change or prospective change in the Company’s credit ratings, (7) any decline in the market price, or change in trading volume, of the shares of the Company, (8) any failure of the Company to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8)) is or contributed to a Company Material Adverse Effect) or (9) any epidemic, pandemic or disease outbreak; provided, further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(1), (3), (4) or (9) (and the consequences thereof) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Option” means any option to purchase shares of Company Common Stock granted under a Company Equity Plan.

“Company Plan” means each plan, program, policy, agreement or other arrangement, whether written or unwritten, covering current or former directors, employees or individual consultants of the Company or any of its Subsidiaries, that is (a) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (b) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (c) an equity or equity-based agreement, program or plan, (d) an individual employment, consulting, change-in-control, severance, retention or other similar agreement, plan, program, policy, or arrangement or (e) a bonus, incentive, deferred compensation, profit sharing, retirement, post-retirement, vacation, paid time off, severance or termination pay, benefit or fringe benefit, tax gross-up, tuition reimbursement, flexible spending account or scholarship, or similar plan, program, policy, agreement or other arrangement, in each case, (i) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, (ii) to which the Company or any of its Subsidiaries is a party, or (iii) with respect to which the Company or any Subsidiary thereof has any liability or obligation (including contingent liability).

“Company PSU” means any award of restricted stock units that is subject to performance-based vesting conditions granted under a Company Equity Plan.

“Company PSU Shares” means, with respect to any Effective Time Company PSU (or, Former Company PSU, if applicable pursuant to Section 2.03(d)), a number of shares of Company Common Stock, determined as if the target level of performance with respect thereto had been achieved.

“Company Restricted Share” means any share of Company Common Stock subject to vesting or forfeiture conditions granted under a Company Equity Plan.

“Company RSU” means any award of restricted stock units granted under a Company Equity Plan (other than Company PSUs).

“Company Subsidiary Securities” means, collectively, (i) outstanding securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, (ii) outstanding options, warrants, stock appreciation rights, “phantom” stock rights or other rights (including preemptive rights or anti-dilution rights), commitments or agreements to acquire from the Company any Subsidiary of the Company, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company and (iii) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, any Subsidiary of the Company.

“Contract” means any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement.

“Copyright” has the meaning set forth in the definition of Intellectual Property.

“Domain Name” has the meaning set forth in the definition of Intellectual Property.

“DPA” means Section 721 of title VII of the Defense Production Act of 1950, as amended, and the effective regulations promulgated thereunder.

“Equity Interests” means, as applicable, shares of capital stock, partnership interests, membership interests, equity interests or any similar term under applicable Law, including nominee, qualifying and similar shares.

“ERISA” means the Employee Retirement Income Security Act of 1974, as may be amended and the rules and regulations promulgated thereunder.

“Executive Officer” means the Chief Executive Officer, Chief Accounting Officer, Chief Operating Officer, Chief Operating Officer – US Retail, President/ General Manager – LATAM, Chief Financial Officer, General Counsel, or Chief Digital Product & Marketing Officer of the Company or any of its Subsidiaries, or any individual with a similar title.

“Fraud” means the actual, knowing and intentional fraud of any party to this Agreement in connection with the representations and warranties set forth in Article III or Article IV which was made with the actual intent of deceiving and inducing the party hereto to whom such representation and warranty was made herein to enter into, or consummate the transactions contemplated by, this Agreement and upon which such party hereto reasonably and justifiably relied to any material extent.

“GAAP” means generally accepted accounting principles in the U.S., consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Industry Security Standards” shall mean recognized and reputable security standards, guidelines and frameworks commonly used by Persons operating businesses similar to the business of the Company concerning the Processing Personal Information and other sensitive data, including the Payment Card Industry Data Security Standard (if and to the extent cardholder data is processed), ISO 27001/27002 standards, AICPA Trust Principles, NIST 800-53 or COBIT.

“Intellectual Property” means all of the following, in each case in any jurisdiction throughout the world, any and all worldwide industrial, proprietary, and intellectual property rights (including all common law and statutory rights, registrations and applications therefor, and renewals, extensions, and restorations thereof, as applicable), of every kind and nature, whether existing now or in the future, including all rights and interests pertaining to or deriving from: (a) any patent or patent application (“Patent”); (b) any trademark, service mark, trade dress or other indicia of origin, together with the goodwill associated with any of the foregoing, and any application, registration or renewal thereof (“Trademark”); (c) any copyright, copyright application or registration thereof (“Copyright”); (d) any internet domain name (“Domain Name”); and (e) any data or information, including a formula, pattern, compilation, program, device, method, technique or process, that is not commonly known by or available to the public and that (i) derives economic value from being kept confidential or (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (“Trade Secret”).

“IRS” means the Internal Revenue Service.

“IT Assets” means computer and other information technology Systems, including hardware, Software, Systems, databases and documentation, reference and resource materials relating thereto.

“Knowledge” means (a) with respect to the Company, the actual knowledge, following reasonable inquiry of such individual’s direct reports within the Company, of the individuals listed on Section 8.16(a) of the Company Disclosure Letter and (b) with respect to Parent or Merger Sub, the actual knowledge, following reasonable inquiry of such individual’s direct reports within the Company, of the individuals listed on Section 8.16(a) of the Parent Disclosure Letter.

“Leased Real Property” means the real property that is leased, subleased or licensed by the Company or any of its Subsidiaries from any third party (in each case whether as tenant, subtenant or licensee) with a base annual rent in excess of $500,000.

“Lien” means any pledge, lien, license, charge, mortgage, deed of trust, restriction, easement, lease, title or survey defect, option, right of first refusal, pledges, encumbrance or security interest, or adverse ownership interests of any kind or nature.

“Marketing Laws” means the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, the Telemarketing Sales Rule, and any other applicable Laws of similar effect relating to commercial email, text messages, and other types of messages.

“Money Transfer Agent” means a third party that either (i) undertakes to process transactions and collect payment from customers of the Company and its Subsidiaries (each, a “Third-Party Sending Agent”) or (ii) undertakes to make such funds available for pickup, disburse funds to, or credit, deposit or apply funds to the account or for the benefit of, recipients or beneficiaries of fund transfers initiated by customers of the Company or its Subsidiaries (each, a “Third-Party Paying Agent”).

“Money Transmitter License” means any license or similar authorization of a Governmental Authority required under any Money Transmitter Requirement to conduct the business of the Company and its Subsidiaries as currently conducted.

“Money Transmitter Requirements” means any and all Laws applicable to the Company and its Subsidiaries insofar as they conduct (i) the business of transmitting or remitting money or items of monetary value and (ii) any other payment or money services, including issuing or selling payment instruments, the custody, transfer, or exchange of money or monetary value or any similar payment or money service, including those under money transmitter and money services Laws (as may be modeled on the Conference of State Bank Supervisor’s Money Transmission Modernization Act) to the extent applicable to such activities of the Company and its Subsidiaries.

“Off-the-Shelf Software” means commercially available off-the-shelf Software licensed or made available to the Company or its Subsidiaries on a standard, non-negotiated terms and having one-time or annual licensing fees of less than $500,000 per calendar year.

“Open Source Software” means software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including any license approved by the Open Source Initiative and listed at opensource.org/licenses).

“Owned Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Owned Real Property” means the real property owned in fee simple by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any effect, change or occurrence that would or would be reasonably likely to, individually or in the aggregate with all other effects, changes, events or occurrences, prevent, materially impair or materially delay Parent’s or Merger

Sub’s ability to perform its material obligations under this Agreement or to consummate the Transactions (including the Merger) on or before the Outside Date.

“Patent” has the meaning set forth in the definition of Intellectual Property.

“Permits” means any license, franchise, permit, certificate, consent, approval or authorization from any Governmental Authority, but excluding Money Transmitter Licenses.

“Permitted Liens” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ liens and similar Liens granted or which arise in the ordinary course of business consistent with past practice or for which adequate reserves have been established in accordance with GAAP, (c) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (d) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (e) non-exclusive licenses granted to third parties in the ordinary course of business consistent with past practice, (f) Liens discharged at or prior to the Effective Time, (g) Liens set forth on Section 8.16(b) of the Company Disclosure Letter, (h) terms, conditions and restrictions under leases, subleases, licenses or occupancy agreements, including statutory Liens of landlords, affecting any leased real property, none of which materially interferes with the present use or value of such leased real property or otherwise materially impairs the present or contemplated business operations at such location, (i) Liens that have been placed by any developer, landlord or other third party on the underlying fee interest of any leased real property or property over which the Company or any of its Subsidiaries have easement rights and subordination or similar agreements relating thereto, none of which materially interferes with the present use or value of such leased real property or otherwise materially impairs the present or contemplated business operations at such location, provided such matters do not materially detract from the value of or materially impair the existing use of the real property affected by such matter, and (j) such other non-monetary Liens that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means (a) any information that relates to, identifies or is reasonably capable of being associated with a natural person and (b) information that constitutes “personal information”, “personally identifiable information”, “nonpublic personal information” or “personal data” or similar terms under applicable Law or under any applicable Privacy and Data Security Requirements.

“Potential Takeover Proposal” means any proposal, inquiry or offer that could reasonably be expected to lead to a Takeover Proposal.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII.

“Premium” means the excess of (x) the Merger Consideration over (y) the volume weighted average of the trading prices of the Company Common Stock on Nasdaq (as reported by Bloomberg) for the ten (10) consecutive trading days ending on (and including) the date that is three (3) trading days prior to the execution of this Agreement.

“Privacy and Data Security Requirements” means all (a) Privacy Laws, (b) obligations under Contracts to which the Company is a party or is otherwise bound that impose obligations on the Company relating to Personal Information, privacy, information security, marketing, and (c) the Privacy Policies.

“Privacy Laws” means (a) all applicable Laws regulating the (1) privacy, collection, Processing, protection and security of Company data, (2) cybersecurity (including secure software development), or (3) artificial intelligence, automated decision making, or machine learning technologies; (b) any requirements of self-regulatory frameworks or organizations which the Company is, or has been, contractually obligated to comply with or any self-certification mechanisms (such as the EU-U.S. and Swiss-U.S. Data Privacy Frameworks) to which the Company has committed; (c) the PCI-DSS; and (d) any applicable industry standards, including the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising and Multi-Site Data Collection, the Network Advertising Initiative’s Self-Regulatory Code of Conduct, and the Federal Trade Commission’s Principles for the Self-Regulation of Online Behavioral Advertising.

“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on information or on sets of information, whether or not by automatic means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Proprietary Software” shall mean any Software owned by the Company and used in connection with the Company’s operations.

“Registered Intellectual Property” means all United States and foreign Intellectual Property registrations or applications, including (a) Patent registrations and applications therefor, (b) Trademark registrations and applications therefor, (c) Copyright registrations and applications therefor and (d) Domain Name registrations included in the Owned Company Intellectual Property.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Revolving Credit Facility” means the revolving credit facility established under the Company Credit Agreement.

“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary”, when used with respect to any Person, means (a) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (b) of which such Person or one of its Subsidiaries is a general partner or manager.

“Systems” means Software, firmware, hardware, computers, peripherals, networks, interfaces, platforms and related systems, databases, websites, and equipment, used by the Company to process, store, maintain and operate data, information and functions that are material and used in connection with the business of the Company as conducted as of the date hereof.

“Tax Returns” mean any reports, returns, information returns, filings, claims for refund or other information filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Taxes” means all United States federal, state, local, or foreign income, gross receipts, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, escheat, abandoned unclaimed property, or personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other taxes, imposts, levies, withholdings or other like assessments or charges, in each case in the nature of a tax, imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.

“Trade Secret” has the meaning set forth in the definition of Intellectual Property.

“Trademark” has the meaning set forth in the definition of Intellectual Property.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Willful Breach” means a material breach of this Agreement that is the consequence of an intentional act, or intentional failure to act, undertaken by the breaching party with the actual knowledge that the taking of such intentional act, or intentional failure to act, would, or would reasonably be expected to, cause such material breach. A Willful

Breach by a party shall include a party’s not consummating the Closing at the time the Closing is required to be consummated in accordance with Section 1.02 if it was unreasonable for the party to believe that it was not required to consummate the Closing at such time.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.16	Section
Acceptable Confidentiality Agreement	5.02(f)
Action	3.07
Adverse Recommendation Change	5.02(d)
Agreement	Preamble
AML Laws	3.08(d)
Announcement	5.04
Anti-Corruption Laws	3.08(c)
Appraisal Shares	2.06(a)
Balance Sheet Date	3.05(c)
Bankruptcy and Equity Exception	3.03(a)
Book-Entry Share	2.01(c)
Capitalization Date	3.02(a)
Canceled Shares	2.01(b)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Acquisition Agreement	5.02(a)
Company Board Recommendation	Recitals
Company Bylaws	1.05(b)
Company Certificate of Incorporation	1.05(a)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Filed SEC Documents	Article III
Company Preferred Shares	3.02(a)
Company Related Parties	7.03(d)
Company SEC Documents	3.05(a)
Company Securities	3.02(b)
Company Stockholder Approval	3.03(d)
Company Stockholders’ Meeting	5.12(b)
Company Termination Fee	7.03(a)(ii)
Company Voting Debt	3.02(c)
Comparability Period	5.07(a)
Consumer Protection Laws	3.08(e)
Continuing Employee	5.07(a)
DGCL	Recitals

Terms Not Defined in this Section 8.16	Section
DOJ	5.03(f)
DTC	2.02(b)(iii)(B)
Effective Time	1.03
Effective Time Company PSU	2.03(c)
Environmental Laws	3.12
Exchange Act	3.04
Exchange Fund	2.02(a)
FTC	5.03(f)
Indebtedness	5.01(b)(v)
Indemnitee	5.06(a)
Information Security Program	3.14(g)
International Plan	3.10(i)
Intervening Event	5.02(d)
Judgment	3.07
Laws	3.08(a)
Lazard	3.20
Material Contract	3.16(a)
Merger	Preamble
Merger Consideration	2.01(c)
Merger Sub	Preamble
Money Transmitter Requirement Approvals	3.04
Nasdaq	3.04
Nondisclosure Agreement	5.05
Notice Period	5.02(d)
NYSE	4.04
Outside Date	7.01(b)(i)
Parent	Preamble
Parent Related Parties	7.03(d)
Parent Termination Fee	7.03(b)
Paying Agent	2.02(a)
Personnel	3.11(c)
Privacy Policies	3.14(b)
Proxy Statement	3.04
Qualifying Takeover Proposal	5.02(b)
Regulatory Approvals	3.04
Restraints	6.01(a)
SEC	3.04
SEC Clearance Date	5.12(a)
Secretary of State of Delaware	1.03
Securities Act	3.04
Share Certificate	2.01(c)
Specified Jurisdiction	7.01(b)(i)
Strategic Alternatives Committee	Recitals
Strategic Alternatives Committee Recommendation	Recitals

Terms Not Defined in this Section 8.16	Section
Superior Proposal	5.02(h)
Surviving Corporation	1.01
Top Money Transfer Agents	3.16(c)
Takeover Law	3.19(b)
Takeover Proposal	5.02(g)
U.S.	2.02(a)
WARN	3.11(f)

SECTION 8.17. Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

SECTION 8.18. Transfer Taxes. Except as expressly provided in Section 2.02(b)(iv), Parent shall bear and timely pay all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the Transactions, and Parent shall prepare and timely file, at its expense, any Tax Returns and other documentation with respect to such Taxes and fees.

SECTION 8.19. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, agreements, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, agreements, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

SECTION 8.20. Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent” and words of similar import refer to documents (i) posted to the “Project Ivey” electronic datasite hosted by Intralinks on behalf of the Company prior to the date hereof, (ii) included in the Company Filed SEC Documents or (iii) delivered in person or electronically to Parent or Merger Sub or their respective Representatives prior to the date hereof. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The occurrence of any effect, change, event or occurrence set forth in clause (B)(2) of the definition of Company Material Adverse Effect shall not be deemed to constitute the operation of the business of the Company and its Subsidiaries outside the ordinary course. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein, provided that in the case of any agreement or instrument, only to the extent expressly permitted by this Agreement. References herein to any statute includes all rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the U.S. References to a Person are also to its permitted assigns and successors. For purposes of Section 5.02, Section 5.12 and Article VII, the Strategic Alternatives Committee Recommendation shall be considered part of the Company Board Recommendation.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

The Western Union Company
by
/s/ Devin B. McGranahan
Name: Devin B. McGranahan
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

IVEY MERGER SUB, INC.
by
/s/ Benjamin S. Hawksworth
Name: Benjamin S. Hawksworth
Title: President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

INTERNATIONAL MONEY EXPRESS, INC.
by
/s/ Robert Lisy
Name: Robert Lisy
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]